SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Nov 2008

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No  X

QUARTERLY REPORT

(From January 1, 2008 to September 30, 2008)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Contents

1.	Overview
	A.	Industry
	B.	Company
	C.	Recent developments

2.	Information Regarding Shares
	A.	Change in capital stock
	B.	Convertible bonds
	C.	Shareholder list
	D.	Voting rights
	E.	Dividends

3.	Major Products and Materials
	A.	Major products in 2008 (Q1~Q3)
	B.	Average selling price trend of major products
	C.	Major materials
	D.	Price trend of major materials

4.	Production & Equipment
	A.	Production capacity and calculation
	B.	Production performance and working ratio
	C.	Investment plan

5.	Sales
	A.	Sales performance
	B.	Sales route and sales method

6.	Directors & Employees
	A.	Members of the Board of Directors
	B.	Committees of the Board of Directors
	C.	Director & Officer Liability Insurance
	D.	Employees
	E.	Stock option

7.	Financial Information
	A.	Financial highlights
	B.	R&D expense
	C.	Domestic credit rating
	D.	Remuneration for directors in 2008 (Q1~Q3)
	E.	Derivative contracts
	F.	Status of equity investment

8.	Subsequent Event

Attachment:	1.	Korean GAAP Non-consolidated Financial Statements
	2.	Korean GAAP Consolidated Financial Statements
	3.	U.S. GAAP Consolidated Financial Statements

A. Industry

(1) Industry characteristics and growth potential

•

TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a relatively small number of players within the industry and production capacity in the industry, including ours, is being continually increased.

•

The demand for LCD panels for notebook computers & monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs has been growing as HDTV broadcasting is becoming more common and as LCD TV has come to play an important role in the digital display market. There is competition between TFT-LCD and PDP technologies in the area of large flat TV products. In addition, markets for small- to medium-sized LCD panels, such as mobile phones, P-A/V, medical applications and automobile navigation systems, among others, are growing steadily.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advances and cost reductions.

(2) Cyclicality

•

The TFT-LCD business is highly cyclical as well as being capital-intensive. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•

During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3) Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with our customers, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, foreign exchange rate and general economic and industry conditions.

•

Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

•	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and highly skilled line operators.

(4) Sourcing material

•	Key materials (including color filters) are sourced in-house as well as from domestic and overseas vendors.

•	A shortage of raw materials may arise temporarily due to an increase in demand for raw materials resulting from capacity expansion in the TFT-LCD industry.

•

A substantial portion of our equipment is sourced from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5) Others

•	Most TFT-LCD panel makers are located in Asia.

a. Korea: LG Display, Samsung Electronics (including a joint venture between Samsung Electronics and Sony Corporation), BOE-Hydis

b. Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, etc.

c. Japan: Sharp, IPS-Alpha, etc.

d. China: SVA-NEC, BOE-OT, etc.

B. Company

(1) Business overview

•

Commercial production for our TFT-LCD business began in September 1995 at P1, which was then the first fabrication facility of LG Electronics. At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD related businesses to LG Soft Co., Ltd (currently LG Display). It became a joint venture between LG Electronics and Philips Electronics in August 1999. In July 2004, we completed our initial public offering and listed our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. As

of September 30, 2008, we operate seven fabrication facilities located in Gumi and Paju, Korea, and a total of seven module facilities located in Gumi and Paju, Korea, Nanjing (3 factories) and Guangzhou, China, and Wroclaw, Poland.

•

We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004, which allows us to produce LCD panels for large TVs and monitors. With the commencement of mass production at our 7th generation fab (P7) in January 2006 and with our decision to invest in an 8th generation fab (P8) in October 2007, we are expanding our production capacity in line with the growing large-sized LCD TV market. In addition, in July 2008, we decided to increase our TFT-LCD production capacity in Gumi to prepare for the growth of the TFT-LCD market.

•

Our non-consolidated sales decreased by approximately 2% from KRW 3,975 billion in the third quarter of 2007 to KRW 3,891 billion in the third quarter of 2008. Our non-consolidated operating income decreased by approximately 73% from KRW 709 billion in the third quarter of 2007 to KRW 190 billion in the third quarter of 2008. Our non-consolidated net income decreased by approximately 44% from KRW 524 billion in the third quarter of 2007 to KRW 291 billion in the third quarter of 2008. (Our consolidated sales under Korean GAAP decreased by approximately 2% from KRW 3,953 billion in the third quarter of 2007 to KRW 3,861 billion in the third quarter of 2008. Our consolidated operating income under Korean GAAP decreased by approximately 63% from KRW 693 billion in the third quarter of 2007 to KRW 254 billion in the third quarter of 2008. Our consolidated net income decreased by approximately 44% from KRW 524 billion in the third quarter of 2007 to KRW 295 billion in the third quarter of 2008.)

•

We reinforced our position as a leader in LCD technology by developing public displays such as the world’s largest 52-inch multi-touch screen panel and a 47-inch triple-view panel as well as the world’s largest 6-inch oval LCD panel, a 17.1-inch switchable 3D display which function allows for a 2D/3D conversion with ease, a 15-inch TFT LCD panel with a C/F board that applies the role printing method and a 15-inch AM OLED that uses the a-Si method.

•

Moreover, we formed strategic alliances or entered into long-term sales contracts with major global firms such as Dell, Hewlett Packard and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development.

(2) Market shares

•	Our worldwide market share for large-size TFT-LCD panels (10-inch or large) based on revenue

	2008 (Q1~Q3)	2007	2006
Panel for Notebook Computers	29.3%	28.5%	26.2%
Panel for Monitors	16.9%	15.6%	15.6%
Panel for TVs	18.1%	22.0%	23.6%
Total	19.7%	20.4%	20.5%

*	Source: DisplaySearch [Q4] 2008

(3) Market characteristics

•	The LCD panel has become the core component of the display industry and the demand for LCD panels has been growing steadily.

•

Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

•

The growth of the LCD market has mainly been driven by the demand for IT-related products. However, it is anticipated that the LCD TV display market, which has grown rapidly in recent years, will provide the main source of steady growth of the LCD market.

(4) New business

•

As of the end of the third quarter of 2008, P7 in our Paju Display Cluster reached an expanded production capacity of over 150 thousand sheets of glass substrates per month and we have commenced the construction of P8 (8th generation fab) in anticipation of growth in the large-sized TFT-LCD market.

•

In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, China, and in June 2006, we established LG Display Guangzhou Co., Ltd. (f/k/a LG.Philips LCD Guangzhou Co., Ltd.). We commenced mass production at the new module production plant in December 2007 and we held an opening ceremony for the module production plant in April 2008.

•

In June 2008, we launched the OLED Business Unit in anticipation of future growth in the OLED business. In addition, we also plan to strengthen our market position in the future display technologies by accelerating the development of flexible display technologies and leading the LED back-light LCD market.

•

In order to facilitate a cooperative purchasing relationship with HannStar Display Corporation (HannStar), a company that manufactures TFT-LCD panels in Taiwan, we decided to purchase 180 million shares of preferred stock of HannStar at a purchase price of NT$3,170,250,000. We acquired the preferred shares in February 2008. The preferred shares mature in three years and are convertible into shares of common stock of HannStar.

•

We are making an effort to increase our competitiveness by forming cooperative relationships with our suppliers and purchasers of our products. As part of this effort, in June 2008 we purchased 2,037,204 shares of AVACO, which produces sputters, a core equipment for LCD production, and we purchased 1,008,875 shares of TLI Co., Ltd., which produces core LCD panel components such as “Timing Controllers” and “Driver ICs”. By promoting strategic relationships with equipments and parts suppliers, which enables us to obtain a stable source of supply of equipments and parts at competitive prices, we have strengthened our competitive position in the LCD business.

•	In July 2008, we and Skyworth RGB Electronics founded a R&D joint venture corporation with a registered capital of CNY 50 million in China.

•

In August 2008, we entered into a joint venture company agreement with AmTRAN Technology Co., Ltd. (“AmTRAN”), a Taiwan corporation, in order to produce (i) LCD modules and (ii) LCD TV sets manufactured using the EMS (Electronic Manufacturing System) method. Through the establishment of this joint venture with AmTRAN, we are able to further expand our customer base by securing a long term stable panel dealer. It also allows us to produce LCD modules and LCD TV sets in a single factory, which enables us to provide our customers with products that are competitive both in terms of technology and price.

•

In July 2008, we purchased 6,850,000 shares of the common stock of New Optics, which is approximately 36.7% of its outstanding shares, as part of our strategy to increase our competitiveness by forming cooperative relationships with our suppliers.

(5) Organization chart as of September 30, 2008

•	CEO: Chief Executive Officer

•	CFO: Chief Financial Officer

•	CPO: Chief Production Officer

•	CTO: Chief Technology Officer

C. Recent developments

(1) January 2008: Acquired OLED business from LG Electronics

(2) March 2008: Changed the name of the Company from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd.

(3) Major contracts

•	February 2008: Extended trademark license agreement with Philips Electronics

(January 1, 2008 ~ June 30, 2008)

•	February 2008: Extended trademark license agreement with LG Corp.

(January 1, 2008 ~ December 31, 2010)

•	April 2008: Entered into an agreement with Skyworth RGB Electronics to establish a research and development joint venture company

•	June 2008: Skyworth TV Holdings Limited purchased a 16% interest in LG Display Guangzhou Co., Ltd

•	August 2008: Entered into an agreement with AmTRAN to establish a joint venture company in China

2. Information Regarding Shares

A. Change in Capital Stock

(Unit: KRW, Share)
Date	Descriptions	Change in number of common shares	Face amount per share
July 27, 2005	Follow-on offering*	32,500,000	5,000

*	ADSs offering: 32,500,000 shares (US$42.64 per share, US$21.32 per ADS)

B. Convertible Bonds

(Unit: USD, Share)
	Item	Content
	Issuing date	April 18, 2007

	Maturity (Redemption date after put option exercise)	April 18, 2012 (April 18, 2010)

	Face Amount	USD550,000,000

	Offering method	Public offering

	Conversion period	Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012

	Conversion price	KRW 48,760 per share*

Conversion status	Number of shares already converted	None
	Number of convertible shares	10,530,762 shares if all are converted*

	Remarks	• Registered form • Listed on Singapore Exchange

*	Conversion price was adjusted from KRW 49,070 to KRW 48,760 and the number of convertible shares was adjusted from 10,464,234 to 10,530,762 following the approval by the shareholders, of a cash dividend of KRW 750 per share at the annual general meeting of shareholders on February 29, 2008.

C. Shareholder List

(1) Total shares issued and outstanding: 357,815,700 shares as of September 30, 2008

(2) Largest shareholder and related parties as of September 30, 2008

(Unit: share)
Name	Relationship	January 1, 2008	Increase(Decrease)	September 30, 2008
LG Electronics	Largest Shareholder	135,625,000 (37.9)%	—	135,625,000 (37.9)%
Young Soo Kwon	Related Party	15,000 (0.0)%	8,000	23,000 (0.0)%
Total		135,640,000 (37.9)%	8,000	135,648,000 (37.9)%

(3) Shareholders who owned 5% or more of our shares as of December 31, 2007

		(Unit: share)
Name	Type of stock	Number of shares	Ratio
LG Electronics	Common Stock	135,625,000	37.9%
Philips Electronics	Common Stock	71,225,000	19.9%*
Total	—	206,850,000	57.8%

*	On March 17, 2008, Philips Electronics sold 6.7% of our common stock (24 million shares of common stock).

D. Voting rights as of September 30, 2008

(Unit: share)
: Description	Number of shares
1. Shares with voting rights [A-B]	357,815,700
A. Total shares issued	357,815,700
B. Shares without voting rights	—
2. Shares with restricted voting rights	—

Total number of shares with voting rights [1-2]	357,815,700

E. Dividends

Dividends during the recent 3 fiscal years

Description	2008 3Q	2007	2006
Par value (Won)	5,000	5,000	5,000
Net income (loss) (Million Won)	1,783,573	1,344,027	(769,313)
Earnings (Loss) per share (Won)	4,985	3,756	(2,150)
Retained earning for dividends (Million Won)	5,543,438	4,028,227	2,711,036
Total cash dividend amount (Million Won)	—	268,362	—
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%)	—	1.6	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	750	—
Stock dividend per share (Won)	—	—	—

*	Earnings per share is calculated based on par value of 5,000 Won per share.

(As a result of a stock split, par value of our shares changed to Won 5,000 per share from Won 10,000 per share as of May 25, 2004.)

*	Retained earning for dividends is the amount before dividends are paid.
*	Earnings per share is calculated by dividing net income by weighted average number of common stock.

3. Major Products and Materials

A. Major products in 2008 (Q1~Q3)

(Unit: In billions of Won)
Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT- LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Panels for Notebook Computer, Monitor, TV and Applications	LG Display	11,321 (93.2)%
		TFT-LCD (Korea*)	Panels for Notebook Computer, Monitor, TV and Applications	LG Display	822 (6.8)%
Total					12,143 (100)%

*	Including local export.
**	Period: January 1, 2008 ~ September 30, 2008
***	Major products’ trademark has changed from LG. Philips LCD to LG Display

B. Average selling price trend of major products

			(Unit: USD / m2)
Description	2008 Q3	2008 Q2	2008 Q1	2007 Q4
TFT-LCD panel	992	1,274	1,339	1,375

*	Semi-finished products in the cell process have been excluded.
**	Quarterly average selling price per square meter of net display area shipped
***	On a consolidated basis

C. Major materials

(Unit: In billions of Won)
Business area	Purchase types	Items	Specific use	Purchase amount (%)	Suppliers
TFT-LCD	Materials	Glass	LCD panel manufacturing	1,663 (26.1)%	Samsung Corning Precision Glass Co., Ltd., NEG, etc.
		Back-Light		1,581 (24.8)%	Heesung Electronics Ltd., etc.
		Polarizer		846 (13.3)%	LG Chem., etc.
		Others		2,277 (35.8)%	—
Total				6,367 (100)%	—

*	Period : January 1, 2008 ~ September 30, 2008

D. Price trend of major materials

•	Prices of major materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-size panels.

4. Production and Equipment

A. Production capacity and calculation

(1) Production capacity

		(Unit : 1,000 Glass sheets)
Business area	Items	Business place	2008 Q1~Q3	2007	2006
TFT-LCD	TFT-LCD	Gumi, Paju	9,280	11,544	9,942

*	Glass size per each factory not considered.

(2) Calculation of production capacity

a. Method

 Assumptions for calculation

•	Based on input glass

‚ Calculation method of production capacity

•	2008 Q1~Q3: Monthly maximum input capacity per each factory in the period of Q1~Q3

× number of months (9 months).

•	2007: Monthly maximum input capacity per each factory in year 2007

× number of months (12 months).

•	2006: Monthly maximum input capacity per each factory for 4th quarter of 2006

× number of months (12 months).

b. Average working hours

•	See 4.B(2) below.

B. Production performance and working ratio

(1) Production performance

		(Unit: 1,000 Glass sheets)
Business area	Items	Business place	2008 Q1~Q3	2007	2006
TFT-LCD	TFT-LCD	Gumi, Paju	8,670	10,182	9,052

*	Based on input glass

(2) Working Ratio *

		(Unit: Hours)
Business place (area)	Available working hours of 2008 (Q1~Q3)	Real working hours of 2008 (Q1~Q3)	Average working ratio
Gumi (TFT-LCD)	6,576 (24 hours X 274 days)	6,576 (24 hours X 274 days)	100%
Paju (TFT-LCD)	6,576 (24 hours X 274 days)	6,576 (24 hours X 274days)	100%

C. Investment plan

(1) Investment in progress

						(Unit: In billions of Won)
Business area	Description	Investment period	Investment assets	Investment effect	Total investment	Already invested	To be invested	Remarks
TFT-LCD	New / Expansion, etc.	Q4 ‘05~	Building/ Machinery, etc.	New production facility	4,400	2,076	2,324	—

(2) Investment Plan (Consolidated basis)

				(Unit: In billions of Won)
Business area	Project	Expected yearly investment			Investment	Remarks
		2008 *	2009 **	2010 **	effects
TFT-LCD	New / Expansion, etc.	4,100	—	—	Capacity Expansion, etc.

*	Expected investments in 2008 are subject to change depending on market environment.
**	Expected investments in 2009 and in 2010 cannot be projected due to industry characteristics.

5. Sales

A. Sales performance

			(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2008 Q1~Q3	2007 Q1~Q3	2007
TFT-LCD	Products, etc.	TFT-LCD	Overseas	11,321	9,119	13,137
			Korea*	822	729	1,026
			Total	12,143	9,849	14,163

*	Including local export.

B. Sales route and sales method

(1) Sales organization

•	As of September 30 2008, each of the IT Business Unit, TV Business Unit, and Mobile Business Unit had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan and China (Shanghai and Shenzhen) perform sales activities in overseas countries and provide local technical support to customers.

(2) Sales route

•	LG Display HQ g Overseas subsidiaries (USA/Germany/Japan/Taiwan/Shenzhen/Shanghai), etc.

g System integrators, Branded customers g End users

•	LG Display HQ g System integrators, Branded customers g End users

(3) Sales methods and conditions

•	Direct sales and sales through overseas subsidiaries, etc.

(4) Sales strategy

•	To secure stable sales to major PC makers and the leading consumer electronics makers globally

•

To increase sales of premium notebook computer products, to strengthen sales of the larger size and high-end monitor segment and to lead the large and wide LCD TV market including in the category of full-HD 120Hz TV monitors

•

To diversify our market in the small- to medium-sized monitor segment, including products such as mobile phone, P-A/V, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment, etc.

6. Directors & Employees

A. Members of the Board of Directors

Name	Date of birth	Position	Business experience
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics

Simon (Shin Ik) Kang	May 10, 1954	Director	Head of Digital Display Product Business Division of LG Electronics

Paul Verhagen	February 2, 1966	Director	Chief Financial Officer of Consumer Lifestyle Section, Philips Electronics

Ingoo Han	October 15, 1956	Outside Director	Dean, Graduate School of Management, Korea Advanced Institute of Science and Technology

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus

Bruce. I. Berkoff	August 13, 1960	Outside Director	President of LCD TV Association

Yoshihide Nakamura	October 22, 1942	Outside Director	President of ULDAGE, Inc.

William Y. Kim	June 6, 1956	Outside Director	Partner of Ropes & Gray LLP

B. Committees of the Board of Directors

Committees of the Board of Directors as of September 30, 2008

Committee	Member
Audit Committee	Ingoo Han, Yoshihide Nakamura, William Y. Kim
Remuneration Committee	Simon (Shin Ik) Kang, Paul Verhagen, Dongwoo Chun, Bruce I. Berkoff
Outside Director Nomination and Corporate Governance Committee	Simon (Shin Ik) Kang, Paul Verhagen, Dongwoo Chun, William Y. Kim

C. Director & Officer Liability Insurance

(1) Overview of Director & Officer Liability Insurance (as of September 30, 2008)

		(Unit: USD)
Name of insurance	Premium paid in 2008	Limit of liability	Remarks
Directors & Officers Liability Insurance	1,984,000	100,000,000	—

*	In July 2008, we renewed our director & officer liability insurance with coverage until July 2009.

(2) The approval procedure for the Director & Officer Liability Insurance

•	Our Representative Director approved the limit for liability, coverage and premiums.

(3) The insured

1.	LG Display and its subsidiaries and their respective Directors and Officers

2.	Duly elected or appointed Directors or Officers, past and new Directors and Officers during the policy period

3.	The estates and heirs of deceased Directors or Officers, and the legal representatives of Directors or Officers in the event of their incompetence, insolvency or bankruptcy (only if the Directors or Officers were employed at the time the acts were committed)

(4) The Covered Risks

1.	The liability of a director or an officer for the Loss to shareholders or 3rd parties, arising from any alleged Wrongful Act of a director or officer of the Company in their respective capacities, provided that the director or officer duly discharged his or her fiduciary duties

a.	Wrongful Act means any breach of duty, neglect, error, misstatement, misleading statement, omission, or act by the Directors or Officers

b.	Loss includes damages, judgments, settlements and Defense Costs

2.	Coverage for security holder derivative action & security claims

The Loss arising out of any security holder derivative action is paid in accordance with the ‘Security Holder Derivative Action Inclusion Clause’. Securities Loss, incurred on account of a Securities Claim against the Directors, Officers and/or the Company, is covered (except for exclusions).

(5) Exclusions

1. General Exclusions (any loss related to following items):

•	Any illegal gaining of personal profit through, dishonest or criminal act;

•	Remuneration payment to the Insureds without the previous approval of the stockholders, which payment was illegal;

•	Profits in fact made from the purchase or sale of securities of the Company using non public information in an illegal manner;

•

Payment of commissions, gratuities, benefits or any other favor provided to a political group, government official, director, officer, employee or any person having an ownership interest in any customers of the Company or their agent(s), representative(s) or member(s) of their family or any other entity(ies) with which they are affiliated;

•	Wrongful Acts alleged in any claim which has been reported under any policy of which this policy is a renewal or replacement;

•	Any pending or prior litigation as of the inception date of this policy, or derived from the same facts as alleged in such pending or prior litigation, etc.;

•	Wrongful Act which Insured knew or should reasonably have foreseen at the inception date of this policy;

•	Pollutants, contamination;

•	Nuclear material, radioactive contamination;

•

Bodily injury, disease, death or emotional distress of any person, or damage to tangible property, loss of use of property, or injury from oral or written publication of a libel or slander, or material that violates a person’s right of privacy;

•	Any alleged Wrongful Act of any Subsidiary of which the insured did not own more than 50% of stock either directly or indirectly through its Subsidiaries.

2. Special Exclusions (any loss related to following items) :

•	Punitive Damage

•	Nuclear Energy Liability

•	Mutual claim between Insureds

•	Claim of a large shareholder (one holding 15% or more of the outstanding shares)

•	Claim by a government entity

•	Professional Service liability

•	Section 16(b) of the Securities Exchange Act of 1934 or a similar law

•	ERISA(Employee Retirement Income Security Act)

•	The so called ‘Year 2000 Problem’

•	War & Terrorism

•	Asbestos/Mould liability

•	Patent / Copyright liability, etc.

D. Employees

(as of September 30, 2008)	(Unit: person, in millions of Won)

Sex	Details of Employees*				Total Salary in 2008 (Q1~Q3)**	Per Capita Salary	Average Service Year
	Office Worker	Line Worker	Others	Total
Male	5,662	7,101	—	12,763	439,585	40.7	4.8
Female	520	4,772	—	5,292	136,400	27.5	3.2
Total	6,182	11,873	—	18,055	575,985	36.6	4.3

*	Directors and executive officers have been excluded.
**	Welfare benefit and retirement expense have been excluded.
**	Based on cash payment

E. Stock option

The following table sets forth certain information regarding our stock options as of September 30, 2008.

(Unit: Won, Stock)

Executive Officers (including Former Officers)	Grant Date	Exercise Period		Exercise Price	Number of Granted Options	Number of Exercised Options	Number of Exercisable Options*
		From	To
Ron H.Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	KRW 44,050	100,000	0	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	KRW 44,050	40,000	0	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	KRW 44,050	40,000	0	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	KRW 44,050	40,000	0	20,000
Total					220,000		110,000

*	When the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of the Company’s share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the 220,000 initially granted shares are exercisable.

7. Financial Information

A. Financial highlights (Based on Non-consolidated, Korean GAAP)

(Unit: In millions of Won)

Description	2008 Q3	2007	2006	2005	2004
Current Assets	8,165,339	5,644,253	2,731,656	3,196,934	2,638,616
Quick Assets	7,007,319	4,963,657	1,996,280	2,725,169	2,170,617
Inventories	1,158,020	680,596	735,376	471,765	467,999
Non-current Assets	8,708,034	7,750,182	10,084,191	9,798,981	6,960,077
Investments	914,700	489,114	361,558	213,984	168,055
Tangible Assets	7,358,636	6,830,600	8,860,076	8,988,459	6,366,651
Intangible Assets	174,865	111,530	114,182	149,894	183,471
Other Non-current Asset	259,833	318,938	748,375	446,644	241,900
Total Assets	16,873,373	13,394,435	12,815,847	12,995,915	9,598,693
Current Liabilities	4,168,122	2,245,410	2,694,389	2,594,282	1,900,765
Non-current Liabilities	2,809,393	2,859,652	3,231,782	2,726,036	1,925,286
Total Liabilities	6,977,515	5,105,062	5,926,171	5,320,318	3,826,051
Capital Stock	1,789,079	1,789,079	1,789,079	1,789,079	1,626,579
Capital Surplus	2,311,071	2,311,071	2,275,172	2,279,250	1,012,271
Other Accumulated Comprehensive Income (Loss)	97,097	5,823	(13,948)	(1,418)	42,118
Retained Earnings	5,698,611	4,183,400	2,839,373	3,608,686	3,091,674
Total Shareholder’s Equity	9,895,858	8,289,373	6,889,676	7,675,597	5,772,642

Description	2008 Q1~Q3	2007	2006	2005	2004
Sales Revenues	12,142,538	14,163,131	10,200,660	8,890,155	8,079,891
Operating Income (Loss)	1,969,240	1,491,135	(945,208)	447,637	1,640,708
Income(Loss) from continuing operation	1,783,573	1,344,027	(769,313)	517,012	1,655,445
Net Income (Loss)	1,783,573	1,344,027	(769,313)	517,012	1,655,445

B. R&D Expense

(1) Summary

(Unit: In millions of Won)

Accounting Treatment	Account	2008 3Q	2007	2006
	Material Cost	204,452	246,577	291,714
	Labor Cost	101,792	110,586	87,078
	Depreciation Expense	15,702	22,516	20,671
	Others	32,757	34,737	36,649
	Total R&D Expense	354,703	414,416	436,112
	Selling & Administrative Expenses	109,494	106,082	82,635
	Manufacturing Cost	245,209	308,334	353,477
R&D Expense / Sales Ratio [Total R&D Expense/Sales for the period×100]		2.9%	2.9%	4.3%

(2) R&D achievements

[Achievements in 2006]

1)	Development of high brightness/color gamut 17-inch wide slim LCD for notebook computer

•	Slim model (10tg7t), featuring 500nit, NTSC 72%

•	Development of slim and high brightness backlight

2)	World’s largest size 100-inch TFT-LCD development

•	High quality image without noise or signal distortion, applying low resistance copper bus line

•	High dignity picture for full-HD TV

3)	32-inch/42-inch HCFL Scanning Backlight applied LCD TV model development

•	Realization of MBR (Motion Blur Reduction) by application of Backlight Scanning technology

•	Lamp Quantity Reduction by HCFL (Hot Cathode Fluorescent Lamp) application

4)	World’s largest 20.1-inch TFT-LCD for notebook computer development

•	S-IPS Mode, sRGB, Realization of DCR 3000:1 by backlight control, brightness 300nit

5)	Ultra-slim TFT-LCD development for mobile phones

•	Realization of 1.3t by reducing light guide plate & glass thickness

6)	The fast response 2.0-inch TFT-LCD development for mobile phones

•	Realization of high quality image by new liquid crystal development (25msg16ms)

7)	Wide color gamut 30-inch wide TFT-LCD monitor development

•	Realization of 92% high color gamut by application of WCG CCFL

8)	LGE Chassis integration model (Tornado) development (32-inch/37-inch/42-inch)

•	Maximized cost reduction by co-design with LGE & LPL

•	Improved product competitiveness by thin & light design

9)	32-inch 120Hz new-mode panel development

•	Cost reduction & spec. upgrade by new-mode panel

•	MBR (Motion Blur Reduction) by 120Hz driving

10)	CI model development (new concept BL)

•	Cost reduction and productivity improvement by new concept backlight

[Achievements in 2007]

11)	Development of first Poland model

•	32-inch HD model

12)	Development of socket type backlight model

•	42-inch FHD model

•	47-inch HD/FHD model

13)	Development of new concept backlight model

•	Development of 32-inch HD model

•	Development of 42/47-inch model

14)	Development of interlace image sticking free technology and model

•	Improvement of low picture quality caused by TV interlace signals

15)	Development of TFT-LCD with ODF (One Drop Filling) for mobile phone application

•	Our first ODF model for mobile phone application (1.52 inch)

16)	Development of GIP (Gate in Panel) application model 15XGA

•	Removed gate drive IC: 3ea g 0ea

•	Reduction in net material costs and shortening of assembly process

17)	24-inch TN (92%) monitor model development

•	The world’s first large-size panel TN application

•	Realization of 92% high color gamut on the world’s largest TN panel

18)	15.4-inch LED backlight applied model development

•	The world’s first 15.4-inch wide LED-applied display panel for notebook computers

•	The world’s largest LED-applied panel for notebook computers

19)	Development of FHD 120Hz display panel

•	37- to 47-inch FHD model

20)	Development of backlight localization model

•	32-inch HD model

21)	Development of enhanced Dynamic Contrast Ratio technology

•	32-inch HD model

•	Enhanced from 5000:1 to 10000:1

22)	Development of technology that improves panel transmittance

•	Expected to be applied to new models

23)	Development of THM (through-hole mounting) technology and model

•	37- to 47-inch model

•	Providing more mounting options to users

24)	Development of the world’s first DRD (Double Rate Driving) technology-applied model

•	Source Drive IC reduction: 6ea g 3ea

•	Reduction in net material costs and shortening of assembly process

25)	COG (Chip On Panel) applied model development

•	Development of thin and light LCD panels made possible by flat type structure

26)	26-inch/30-inch IPS 102% monitor model development

•	Development of 26-inch/30-inch IPS model that can realize 102% wide color gamut

27)	2.4-inch narrow bezel for Mobile Display

•

The borders on the left and right sides of this 2.4-inch qVGA-resolution (240RGB×320) LCD panel measure just 1mm each. This is approximately 50% thinner than most a-Si TFT LCD panels currently produced, which generally have borders measuring closer to 2mm

28)	Development of 6-inch Electrophoretic Display Product (EDP) to be used in e-books. The first EPD product for LG Display

•	The first EDP to be developed and launched for e-books, the 6-inch SVGA-resolution (800RGBX600) EDP will be supplied to SONY

[Achievements in 2008]

29)	42FHD Ultra-Slim LCD TV development

•	Development of ultra-slim (19.8mm in thickness) 42-inch TV panel

30)	37FHD COF adoption LCD TV development

•	Cost reduction with TCP g COF change: $2.4 (as of March 2008)

31)	CCFL Scanning Backlight Technology development

•	Achieve 6ms MPRT from 8ms

32)	24WUXGA monitor model development applying RGB LED backlight

•	High color gamut (NTSC > 105%), color depth (10 bit)

33)	13.3-inch notebook computer model development applying LED backlight

•	Thin & Light model development applying LED backlight and COG technology (3.5mm in thickness, 275g in weight)

34)	IPS GIP technology development

•	Developed LCD industry’s first WUXGA GIP technology in wide view mode area (IPS, VA)

•	Comparative advantage in cost & transmittance over VA

35)	17.1-inch notebook computer model development applying RGB LED backlight

•	High color gamut (100%) notebook computer model development applied RGB LED backlight

36)	Free Form LCD development (Elliptical, Circle)

•	Development of the world’s largest 6-inch elliptical and 1.4-inch circular-shaped LCD panels

•

Developing non-traditional shaped displays by applying (i) error-free, cutting-edge techniques to overcome technical limitations in making curved LCD panels, (ii) accumulated panel design knowledge and (iii) unique screen information processing algorithm

•

Potential applications of the elliptical-shaped LCD panels include digital photo frame, as well as instrument panels for automobiles and home electronics. The circular LCD panel is expected to make a huge impact in the design of small digital devices like mobile phones, watches and gaming devices.

37)	42HD power consumption saving technology development

•	Power consumption reduction using lamp mura coverage technology which reduces the number of lamps used for B/L from 18pcs(160W) to 9pcs(80W) in case of 42-inch HD LCD panels.

38)	New liquid crystal development

•	CR: Up 5% compared with the MP level.

•	Material cost is same to the MP material.

39)	New AG Polarizer development:

•	New Polarizer which has a low CR drop ratio under bright room condition

•	CR drop ratio under 1,500lux compared with dark room condition : 82% g 67%

40)	PSM (Potential Sharing Method) technology development

(Improves the Yogore mura characteristics by applying a different electric circuit driving method)

•	The time for Yogore mura occurrence delayed by more than 50%

: Black line 1level base, 552Hrs, 720Hrs g 1,392Hrs, 2,064Hrsh

41)	LED backlight 47FHD TV model in development

•	Development of next generation light source which enables realization of ultra slim LCD panels

42)	24WUXGA monitor model development applying RGB LED backlight

•	Our first green & slim monitor model development applying white LED backlight (thickness 18.3mm)

•	Our first display port interface type monitor

43)	Line up of aspect ratio 16:9 wide models (185W, 23W, 27W)

•	16:9 models provide for better productivity and larger contents area than existing 16:10 models

•	Supports HD or FHD that are compatible with TV applications

•	Development of our first 27W size model

44)	Power consumption saving monitor model development

•	Reduces power consumption by 40% by decreasing the number of B/L lamps from 4pcs to 2pcs (17SXGA, 19SXGA, 185WXGA, 19WXGA+. 22WSXGA+)

45)	Notebook model development applying VIC (Viewing Image Control) technology

•

Unlike existing models which use external polarizer attachments to adjust viewing angles, the VIC technology allows for the adjustment to be controlled by the LCD panel itself. (Wide viewing angle n Narrow viewing angle)

46)	Notebook model development applying 0.3t glass

•	Thin & Light model development applying 0.3t glass

47)	8.9-inch small size Notebook (Netbook) Model development.

•	Development of minimum size notebook model for improved portability.

48)	New aspect ratio 16:9 Notebook Model development

•	Existing aspect ratios: 16:10, 4:3

•	New aspect ratio 16:9, 15.6-inch Notebook Model development

49)	Development of highest resolution for Mobile application that uses the a-Si method.

•	Development of the world’s first 3-inch WVGA LCD panels (300ppi)

50)	42FHD Super Narrow Bezel LCD TV Development

•	Development of Narrow Bezel (10.0mm in metal bezel) 42-inch TV panel

51)	47FHD Slim Depth & Narrow Bezel LCD TV Development

•	Development of Slim (20.8mm in thickness) & Narrow Bezel (14.0mm in metal bezel) 47-inch TV panel

52)	Display Port development

•	Securing the next generation Interface technology that will replace the current LVDS interface: Decreases the number of connector pins from 91pin (51+41) to 30pin and improves EMI characteristics

53)	LCM Rotation Circuit development

•	Increases the design flexibility of TV Set Customers by using a 180° screen rotation function

C. Domestic Credit Rating

Subject	Month of rating	Credit rating	Rating agency (Rating range)
Corporate Debenture	March 2005	AA-
	June 2005	AA-
	June 2006	AA-	National Information & Credit Evaluation, Inc.
	December 2006	A+	(AAA ~ D)
	June 2007	A+
	September 2008	A+
	March 2005	AA-
	June 2005	AA-
	June 2006	AA-	Korea Investors Service, Inc.
	January 2007	A+	(AAA ~ D)
	June 2007	A+
	September 2008	A+
	June 2005	A1
	January 2006	A1
	June 2006	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
	December 2006	A1
	June 2007	A1
	December 2007	A1
Commercial	September 2008	A1
Paper	June 2006	A1	Korea Investors Service, Inc.
	January 2007	A1	(A1 ~ D)
	June 2007	A1
	December 2007	A1
	September 2008	A1

D. Remuneration for directors in 2008 (Q1~Q3)

(Unit: In millions of Won)
Classification	Salary paid	Approved salary at shareholders meeting	Per capita average salary paid	Remarks
Inside Directors (4 persons)	1,847	13,400	462	Includes KRW 827 million of the performance-based bonus which was paid in the first quarter of 2008.
Outside Directors (5 persons)	235		47	—

*	Period: January 1, 2008 ~ September 30, 2008
*	Salary paid is calculated on the basis of actually paid salary except accrued salary and severance benefits

E. Derivative contracts

(1) Foreign currency forward contracts

(Unit: In millions, except contract foreign exchange rate)
Contracting party	Selling position	Buying position	Contract foreign exchange rate	Maturity date	Purpose
ABN AMRO Bank and others	US$ 200	KRW 207,946	KRW 1,017.5:US$1 ~ KRW 1,051.9:US$1	October 2, 2008 ~ November 28, 2008	Hedge of fair value

ABN AMRO Bank and others	US$ 555	KRW 574,866	KRW 958.4:US$1 ~ KRW 1,086.7:US$1	October 1, 2008 ~ January 28, 2009	Hedge of cash flow

(2) Cross Currency Interest Rate Swap

Contracting party	Contract amount (In millions)		Contract interest rate	Maturity date	Purpose
Kookmin Bank and others	Buying position	US$ 150	3M LIBOR ~ 3M LIBOR +0.53%	August 29, 2011 ~January 31, 2012	Hedge of fair value and cash flow
	Selling position	KRW 143,269	4.54% ~ 5.35%	August 29, 2011 ~January 31, 2012	Hedge of fair value and cash flow

(3) Interest Rate Swap

Contracting party	Contract amount (In millions)	Contract interest rate		Maturity date	Purpose
Standard Chartered First Bank Korea	US$ 150	Floating Rate Receipt	6 Month Libor	May 21, 2009 ~ May 24, 2010	Hedge of cash flow
		Fixed Rate Payment	5.375% ~ 5.644%

F. Status of equity investment

- Status of equity investment as of September 30, 2008:

Company	Total issued and outstanding shares	Number of shares owned by us	Ownership ratio
LG Display America, Inc.	5,000,000	5,000,000	100%
LG Display Japan Co., Ltd.	1,900	1,900	100%
LG Display Germany GmbH	960,000	960,000	100%
LG Display Taiwan Co., Ltd.	11,550,000	11,550,000	100%
LG Display Nanjing Co., Ltd.	*	*	100%
LG Display Hong Kong Co., Ltd.	115,000	115,000	100%
LG Display Shanghai Co., Ltd.	*	*	100%
LG Display Poland Sp. zo.o.	5,110,710	4,103,277	80%
LG Display Guangzhou Co., Ltd.	*	*	86%
LG Display Shenzhen Co., Ltd.	*	*	100%
Paju Electric Glass Co., Ltd.	3,600,000	1,440,000	40%
TLI Co., Ltd.	7,760,575	1,008,875	13%
AVACO Co., Ltd.	10,237,204	2,037,204	20%
Guangzhou Vision Display Technology Research and Development Limited	*	*	50%
NEW OPTICS., Ltd	18,675,000	6,850,000	37%

*	No shares have been issued in accordance with the local laws and regulations.

8. Subsequent Event

In August 2008, the Company and Taiwan’s AmTRAN entered into an agreement to set up a joint venture company in China to produce LCD modules and TV sets, and, in October 2008, established Suzhou Raken Technology Ltd. The Company agreed to invest a total of USD10.41 million for a 51% equity interest in the joint venture, and, as of the date of this report, the Company has invested a total of USD9.91 million in the joint venture. The joint venture’s board of directors consists of 4 directors with each party entitled to nominate 2 directors.

LG DISPLAY CO., LTD.

(Formerly, LG.Philips LCD Co., Ltd.)

Interim Non-Consolidated Financial Statements

(Unaudited)

September 30, 2008

(With Independent Accountants’ Review Report Thereon)

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

Independent Accountants’ Review Report

Based on a report originally issued in Korean

To the Stockholders and Board of Directors

LG Display Co., Ltd.:

We have reviewed the accompanying interim non-consolidated balance sheet of LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.) (the “Company”) as of September 30, 2008, and the related interim non-consolidated statements of income for each of the three-month and nine-month periods ended September 30, 2008, changes in stockholders’ equity and cash flows for the nine-month period ended September 30, 2008. These interim non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our review. The accompanying interim non-consolidated statements of income for each of the three-month and nine-month periods ended September 30, 2007, changes in stockholders’ equity and cash flows for the nine-month period ended September 30, 2007, presented for comparative purposes, were reviewed by Samil PricewaterhouseCoopers, whose report thereon dated October 26, 2007, stated that nothing had come to their attention that caused them to believe that these interim non-consolidated financial statements reviewed by them were not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

The non-consolidated balance sheet of the Company as of December 31, 2007 and the related non-consolidated statements of income, appropriation of retained earnings, changes in stockholders’ equity and cash flows for the year then ended were audited by Samil PricewaterhouseCoopers and their report thereon, dated February 15, 2008, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2007, presented for comparative purposes, is not different from the above-stated non-consolidated balance sheet in all material respects.

As discussed in Note 2 (b) to the interim non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying interim non-consolidated financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such interim non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying interim non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
October 17, 2008

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

This report is effective as of October 17, 2008, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Interim Non-Consolidated Balance Sheets

(Unaudited)

As at September 30, 2008 and December 31, 2007

In millions of Won, except share data	Note	2008		2007
Assets
Cash and cash equivalents		(Won)	717,544	1,109,749
Short-term financial instruments			3,000,000	785,000
Available-for-sale securities	3		74	63
Trade accounts and notes receivable, net	4, 18		2,588,418	2,462,946
Other accounts receivable, net	4		29,807	121,687
Accrued income, net	4		85,047	14,044
Advance payments, net	4		375	2,743
Prepaid expenses			47,275	33,475
Prepaid value added tax			186,996	94,564
Deferred income tax assets, net	13		346,653	330,277
Inventories, net	5		1,158,020	680,596
Other current assets			5,130	9,109

Total current assets			8,165,339	5,644,253

Long-term financial instruments			13	13
Available-for-sale securities	3		124,410	—
Equity-method investments	6		778,400	489,101
Long-term loans	18		11,877	—
Property, plant, and equipment, net	7		7,358,636	6,830,600
Intangible assets, net			174,865	111,530
Long-term other receivables, net	4		182	364
Long-term prepaid expenses			154,796	155,584
Deferred income tax assets, net	13		28,267	134,055
Non-current guarantee deposits			41,700	28,935
Other non-current assets			34,888	—

Total non-current assets			8,708,034	7,750,182

Total assets		(Won)	16,873,373	13,394,435

See accompanying notes to interim non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Interim Non-Consolidated Balance Sheets (continued)

(Unaudited)

As at September 30, 2008 and December 31, 2007

In millions of Won, except share data	Note	2008		2007
Liabilities
Trade accounts payable and notes payable	18	(Won)	1,227,320	980,566
Other accounts payable			1,669,988	554,920
Advances received			15,855	12,360
Withholdings			7,603	6,726
Accrued expenses			210,659	172,270
Income tax payable			332,742	72,342
Warranty reserve			50,763	49,295
Current portion of long-term debt and debentures, net of discounts	8, 9		535,167	350,281
Other current liabilities			118,025	46,650

Total current liabilities			4,168,122	2,245,410
Debentures, net of current portion and discounts on debentures	8		1,711,726	1,998,147
Long-term debt, net of current portion	9		972,265	807,510
Long-term accrued expenses	10		—	560
Accrued severance benefits, net			99,754	53,435
Other non-current liabilities			25,648	—

Total non-current liabilities			2,809,393	2,859,652

Total liabilities			6,977,515	5,105,062

Stockholders’ equity
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares: issued and outstanding 357,815,700 shares in 2008 and 2007			1,789,079	1,789,079
Capital surplus			2,311,071	2,311,071
Accumulated other comprehensive income			97,097	5,823
Retained earnings			5,698,611	4,183,400

Total stockholders’ equity			9,895,858	8,289,373

Commitments and contingencies	11
Total liabilities and stockholders’ equity		(Won)	16,873,373	13,394,435

See accompanying notes to interim non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Interim Non-Consolidated Statements of Income

(Unaudited)

For the three-month and nine-month periods ended September 30, 2008 and 2007

In millions of Won, except earnings per share	Note	For the three-month periods ended September 30			For the nine-month periods ended September 30
		2008		2007	2008		2007
Sales	18, 19	(Won)	3,891,384	3,975,052	(Won)	12,142,538	9,848,638
Cost of sales	15, 18		3,521,587	3,098,239		9,654,758	8,811,794

Gross profit			369,797	876,813		2,487,780	1,036,844
Selling and administrative expenses	16, 18		180,056	167,968		518,540	426,612

Operating income			189,741	708,845		1,969,240	610,232

Interest income			60,676	14,621		151,362	33,499
Rental income			785	894		2,469	2,945
Foreign exchange gains			908,522	47,178		1,648,903	91,332
Gain on foreign currency translation			203,472	61,354		274,166	68,614
Equity income on investments			57,163	3,532		107,005	31,811
Gain on disposal of property, plant and equipment			1,540	1,978		3,267	3,842
Gain on disposal of intangible assets			1,633	—		1,633	—
Commission earned			5,126	1,851		14,141	19,647
Reversal of bad debt			5,992	—		5,992	—
Gains on redemption of debentures	8		964	—		1,152	—
Other income	18		876	3,214		9,946	7,196

Non-operating income			1,246,749	134,622		2,220,036	258,886

Interest expense			27,669	49,601		89,669	143,540
Foreign exchange losses			892,347	45,082		1,545,002	91,753
Loss on foreign currency translation			203,261	38,125		344,946	38,125
Donations			236	97		1,220	214
Loss on disposal of trade accounts and notes receivable	4		4,496	279		13,210	2,084
Equity losses on investments			4,709	23,174		21,667	35,407
Loss on disposal of property, plant and equipment			16	—		507	219
Impairment loss on property, plant and equipment			—	24,401		83	24,401
Loss on redemption of debentures	8		—	284		13	284
Other expense			—	3		1	4

Non-operating expenses			1,132,734	181,046		2,016,318	336,031

Income before income taxes			303,756	662,421		2,172,958	533,087
Income tax expense (benefit)	13		12,291	138,190		389,385	(51,032)

Net income		(Won)	291,465	524,231	(Won)	1,783,573	584,119

Earnings per share	17
Basic earnings per share		(Won)	815	1,465	(Won)	4,985	1,632

Diluted earnings per share		(Won)	804	1,435	(Won)	4,881	1,626

See accompanying notes to interim non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Interim Non-Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

For the nine-month periods ended September 30, 2008 and 2007

In millions of Won	Note	Capital Stock		Capital Surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balances at January 1, 2007		(Won)	1,789,079	2,275,172	(13,948)	2,839,373	6,889,676
Net income			—	—	—	584,119	584,119
Change in equity arising from application of equity method	14		—	—	17,965	—	17,965
Gain on valuation of cash flow hedges	12, 14		—	—	(16,616)	—	(16,616)
Loss on valuation of cash flow hedges	12, 14		—	—	7,626	—	7,626
Change in consideration for conversion rights			—	35,899	—	—	35,899

Balances at September 30, 2007			1,789,079	2,311,071	(4,973)	3,423,492	7,518,669

Balances at January 1, 2008			1,789,079	2,311,071	5,823	4,183,400	8,289,373
Cash dividend			—	—	—	(268,362)	(268,362)
Net income			—	—	—	1,783,573	1,783,573
Change in fair value of available-for-sale securities	3, 14		—	—	20,417	—	20,417
Change in equity arising from application of equity method	14		—	—	125,114	—	125,114
Gain on valuation of cash flow hedges	12, 14		—	—	(1,498)	—	(1,498)
Loss on valuation of cash flow hedges	12, 14		—	—	(52,759)	—	(52,759)

Balances at September 30, 2008		(Won)	1,789,079	2,311,071	97,097	5,698,611	9,895,858

See accompanying notes to interim non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Interim Non-Consolidated Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2008 and 2007

In millions of Won	Note	2008		2007
Cash flows from operating activities:
Net income		(Won)	1,783,573	584,119
Adjustments for:
Depreciation			1,812,665	1,948,904
Amortization of intangible assets			37,470	33,782
Provision for severance benefits			55,984	50,444
Provision for warranty reserve			76,661	48,897
Loss(gain) on foreign currency translation, net			70,811	(37,547)
Equity loss(income) on investments, net			(85,338)	3,596
Gain on disposal of property, plant and equipment, net			(2,760)	(3,623)
Gain on disposal of intangible assets, net			(1,633)	—
Impairment loss on property, plant and equipment			83	24,401
Amortization of discount on debentures, net			23,201	37,349
Loss(gain) on redemption of debentures, net			(1,139)	284
Reversal of compensation expenses associated with stock option			(560)	—

			1,985,445	2,106,487

Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable and notes receivable			91,339	(1,424,337)
Decrease (increase) in other accounts receivable			95,818	2,888
Decrease (increase) in accrued income			(71,003)	(4,955)
Decrease (increase) in advance payments			2,368	1,635
Decrease (increase) in prepaid expenses			8,162	(6,230)
Decrease (increase) in prepaid value added tax			(91,861)	(19,305)
Decrease (increase) in current deferred income tax assets			4,204	(118,280)
Decrease (increase) in other current assets			1,914	10,128
Decrease (increase) in inventories			(477,424)	(4,137)
Decrease (increase) in long-term other receivable			182	(365)
Decrease (increase) in long-term prepaid expenses			(21,174)	(46,475)
Decrease (increase) in non-current deferred income tax assets			42,074	67,249
Decrease (increase) in other non-current assets			2,539	—
Increase (decrease) in trade accounts and notes payable			183,734	203,354
Increase (decrease) in other accounts payable			254,225	(23,631)
Increase (decrease) in advances received			3,495	4,235
Increase (decrease) in withholdings			877	(5,406)
Increase (decrease) in accrued expenses			38,388	104,061
Increase (decrease) in income tax payable			260,400	—
Increase (decrease) in warranty reserve			(54,837)	(34,443)
Increase (decrease) in other current liabilities			(24,724)	(5,885)
Accrued severance benefits transferred from affiliated company, net			3,331	2,021
Payment of severance benefits			(16,104)	(41,555)
Decrease (increase) in severance insurance deposits			3,077	8,758
Decrease (increase) in contribution to the National Pension Fund			31	85

			239,031	(1,330,590)

Net cash provided by operating activities		(Won)	4,008,049	1,360,016

See accompanying notes to interim non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Interim Non-Consolidated Statements of Cash Flows (continued)

(Unaudited)

For the nine-month periods ended September 30, 2008 and 2007

In millions of Won	Note	2008		2007
Cash flows from investing activities:
Proceeds from disposal of short-term financial instruments		(Won)	955,000	—
Acquisition of short-term financial instruments			(3,170,000)	—
Acquisition of available-for-sale securities			(96,260)	—
Cash dividends received			10,725	1,440
Acquisition of equity method securities			(33,602)	(102,699)
Proceeds from disposal of property, plant and equipment			9,868	31,331
Proceeds from disposal of intangible assets			3,196	—
Acquisition of property, plant and equipment			(1,527,678)	(1,104,053)
Acquisition of intangible assets			(100,949)	(7,694)
Refund of non-current guarantee deposits			31	426
Long-term loans granted			(10,474)	—
Payment of non-current guarantee deposits			(12,797)	(11,783)
Receipt of government subsidy			361	—

Net cash used in investing activities			(3,972,579)	(1,193,032)

Cash flows from financing activities:
Proceeds from debentures			—	508,997
Redemption of debentures			(78,308)	—
Proceeds from long-term debt			—	274,420
Repayment of current portion of long-term debt			(81,005)	(237,736)
Payment of cash dividend			(268,362)	—

Net cash provided by (used in) financing activities			(427,675)	545,681

Net increase (decrease) in cash and cash equivalents			(392,205)	712,665
Cash and cash equivalents at beginning of period			1,109,749	788,066

Cash and cash equivalents at end of period		(Won)	717,544	1,500,731

See accompanying notes to interim non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

1	Organization and Description of Business

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.) (the “Company”) was incorporated in 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Company and its main business is to manufacture and sell TFT-LCD panels. In July 1999, LG Electronics Inc., and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’ share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of September 30, 2008, the majority of shares in the Company are owned by LG Electronics Inc. and Philips, 37.9% (135,625 thousand shares) and 13.2% (47,225 thousand shares), respectively.

As of September 30, 2008, the Company has LCD Research & Development Center and TFT-LCD manufacturing plants in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Company has overseas subsidiaries located in the United States of America, Europe and Asia.

2	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are same as those followed by the Company in its preparation of annual non-consolidated financial statements as of December 31, 2007 except for the application of the Statements of Korea Accounting Standard No. 2, Interim Financial Reporting.

(b)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these interim non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying interim non-consolidated financial statements have been translated into English from the Korean language interim non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

3	Available-For-Sale Securities

Available-for-sale securities as of September 30, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
			Unrealized gains (losses)
	Acquisition cost		Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of period	Book value (fair value)
Current asset
Debt securities
Government bonds	(Won)	74	—	—	—	—	74
Non-current asset
Equity securities
HannStar Display Corporation(*)	(Won)	96,249	—	28,161	—	28,161	124,410

(*)	In February 2008, the Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock. The preferred stocks are convertible into common stocks of HannStar Display Corporation at a ratio of 1:1 at the option of the Company from issue date (February 28, 2008) to maturity (February 28, 2011).

The Company has a put option for total or partial cash redemption of convertible preferred stocks during the period between 18 months from issuance to 91 days prior to maturity and the issuer has a call option to repay, in cash, total preferred stocks during the period between 2 years from issuance to 90 days prior to maturity.

The abovementioned convertible preferred stocks have been privately issued under the Taiwanese Law, which restricts the sale of the preferred stocks (up to 3 years) and the stocks acquired through conversion are not to be traded in the Taiwanese stock exchange until the original maturity of the preferred stocks.

In millions of Won	2007
			Unrealized gains (losses)
	Acquisition cost		Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of period	Book value (fair value)
Current asset
Debt securities
Government bonds	(Won)	63	—	—	—	—	63

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

4	Receivables

The Company’s receivables, including trade accounts and notes receivable as of September 30, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
	Gross amount	Allowance for doubtful accounts	Book value
Trade accounts and notes receivable	(Won)2,588,727	309	2,588,418
Other accounts receivable	30,008	201	29,807
Accrued income	85,082	35	85,047
Advance payments	379	4	375
Long-term other receivable	184	2	182

In millions of Won	2007
	Gross amount		Allowance for doubtful accounts	Book value
Trade accounts and notes receivable	(Won)	2,468,085	5,139	2,462,946
Other accounts receivable		122,917	1,230	121,687
Accrued income		14,186	142	14,044
Advance payments		2,771	28	2,743
Long-term other receivable		368	4	364

Certain trade accounts and notes receivable arising from export sales were sold to financial institutions of which (Won)662,745 million is current and outstanding as of September 30, 2008. For the nine-month periods ended September 30, 2008 and 2007, the Company recognized (Won)13,210 million and (Won)2,084 million, respectively, as loss on disposition of trade accounts and notes receivable.

5	Inventories

Inventories as of September 30, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	505,178	23,442	481,736
Work-in-process		475,152	19,927	455,225
Raw materials		167,469	4,449	163,020
Supplies		81,467	23,428	58,039

	(Won)	1,229,266	71,246	1,158,020

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

5	Inventories, Continued

In millions of Won	2007
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	315,363	4,388	310,975
Work-in-process		216,258	7,590	208,668
Raw materials		110,652	2,604	108,048
Supplies		78,936	26,031	52,905

	(Won)	721,209	40,613	680,596

6	Investment in Equity Securities

In May and June 2008, the Company acquired 1,008,875 common shares (13.0%) and 2,037,204 common shares (19.9%) of TLI Inc. and AVACO Co., Ltd. at (Won)14,074 million and (Won)6,173 million, respectively. Although the Company’s share interest in these investees are below 20%, the Company is able to exercise significant influence through its right to assign a director in the board of directors of the investees and, accordingly, the investment in these investees have been accounted for using the equity method.

In addition, the Company entered into a joint venture agreement with Skyworth-RGB Electronics Co., Limited (“Skyworth”) to strengthen its strategic alliance with Skyworth and for development of products to enhance competitiveness in the Chinese market and, accordingly, Guangzhou New Vision Technology Research and Development Limited was set up for research and development on design of LCD modules and LCD TVs. Each party acquired a 50% equity interest in the joint venture and, in July 2008, the Company invested (Won)3,655 million.

In July 2008, the Company acquired 6,850,000 common shares (36.68%) of NEW OPTICS Ltd. at (Won)9,700 million. The Company’s share interest in the investee exceeds 30%, however, the Company is not the shareholder with the majority ownership and accordingly, investment in this investee has been accounted for using the equity method.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

7	Property, Plant and Equipment

Property, plant and equipment as of September 30, 2008 and December 31, 2007 are as follows:

In millions of Won

	2008		2007
Acquisition cost:
Land	(Won)	378,040	314,550
Buildings		2,019,002	1,990,142
Structures		177,407	171,018
Machinery and equipment		14,417,010	14,220,650
Tools		99,203	115,943
Furniture and fixtures		452,285	436,509
Vehicles		17,516	10,291
Others		8,758	8,509
Machinery-in-transit		638,431	19,043
Construction-in-progress		2,054,296	739,579

		20,261,948	18,026,234

Less accumulated depreciation		(12,900,510)	(11,176,588)
Less accumulated impairment loss		(7)	(16,139)
Less government subsidies		(2,795)	(2,907)

Property, plant and equipment, net	(Won)	7,358,636	6,830,600

The Company capitalizes the interest expense and loss on foreign currency translation incurred on borrowings used to finance the cost of constructing facilities and equipment. Capitalized loss on foreign currency translation and interest expenses for the nine-month period ended September 30, 2008 and the year ended December 31, 2007 amount to (Won)29,702 million and (Won)25,217 million, respectively.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

8	Debentures

(a)	Details of debentures issued by the Company as of September 30, 2008 and December 31, 2007 are as follows:

In millions of Won

	Maturity	Annual interest rate	2008		2007
Local currency debentures
Public debentures	October 2008 ~ March 2010	3.50 ~ 5.00%	(Won)	1,100,000	1,180,000
Private debentures	December 2010 ~ June 2011	5.30 ~ 5.89%		600,000	600,000
Less discount on debentures				(4,874)	(9,526)
Less current portion of debentures				(479,283)	(249,110)

				1,215,843	1,521,364

Foreign currency debentures
Convertible bond	April 2012	zero coupon		511,555	511,555
Less discount on debentures				(1,882)	(2,237)
Less conversion right adjustment				(99,578)	(118,323)
Add redemption premium				85,788	85,788

				495,883	476,783
			(Won)	1,711,726	1,998,147

Principal of the local currency debentures are to be repaid at maturity and interests are paid quarterly. The Company has redeemed local currency debentures amounting to (Won)80,000 million for the nine-month period ended September 30, 2008. As a result, the Company recognized gain and loss on redemption of debentures (Won)1,152 million and (Won)13 million, respectively.

(b)	Details of the convertible bond as of September 30, 2008 are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008 ~ April 3, 2012
Conversion price in Won	(Won)48,760
Issued amount	USD 550 million

The bond will be repaid at 116.77% of their principal amount at maturity unless the put option of bondholders are exercised in which case the bondholders will be repaid at 109.75% of their principal amount on April 18, 2010.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

8	Debentures, Continued

The Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interest from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)49,070 to (Won)48,760 per share due to payment of cash dividends of (Won)750 per share for the year ended December 31, 2007. The number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

In Won and share

	September 30, 2008		December 31, 2007
Convertible bond amount (*)	(Won)	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,760	49,070
Common shares to be issued		10,530,762	10,464,234

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD 1.

(c)	Aggregate maturities of the Company’s debentures as of September 30, 2008 are as follows:

In millions of Won

Period	Debentures		Convertible bonds	Total
October 1, 2008 ~ September 30, 2009	(Won)	480,000	—	480,000
October 1, 2009 ~ September 30, 2010		620,000	—	620,000
October 1, 2010 ~ September 30, 2011		600,000	—	600,000
October 1, 2011 ~ September 30, 2012		—	597,343	597,343

	(Won)	1,700,000	597,343	2,297,343

In the above schedule, it was assumed that the convertible bonds will be repaid in full at maturity with redemption premium amounting to (Won)85,788 million.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

9	Long-Term Debt

(a)	Long-term debt as of September 30, 2008 and December 31, 2007 is as follows:

In millions of Won and USD except interest rate

Lender	Annual interest rate	2008		2007
Local currency loans
The Export-Import Bank of Korea	5.88 ~ 6.08%	(Won)	9,850	49,117
Korea Development Bank	Ref + 0.77%		45,000	60,000
Shinhan Bank	3 year Korean Treasury Bond rate less 1.25%		18,982	18,982
Less current portion of long-term debt			(39,850)	(61,767)

		(Won)	33,982	66,332

Foreign currency loans
The Export-Import Bank of Korea	6ML+0.69 ~ 1.20%	(Won)	66,511	58,168
Korea Development Bank	3ML+0.66 ~ 1.35%		175,186	159,494
Kookmin Bank and others	3ML+0.35 ~ 0.53%		475,080	375,280
	6ML+0.41%		237,540	187,640

Foreign currency equivalent			USD 804	USD832
Less current portion of long-term debt			(16,034)	(39,404)

		(Won)	938,283	741,178

*	Ref represents Korea Development Bank Benchmark Interest Rates.
**	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(b)	Aggregate maturities of the Company’s long-term debt as of September 30, 2008 are as follows:

In millions of Won

Period	Local currency loans		Foreign currency loans	Total
October 1, 2008 ~ September 30, 2009	(Won)	39,850	16,034	55,884
October 1, 2009 ~ September 30, 2010		17,088	5,938	23,026
October 1, 2010 ~ September 30, 2011		3,733	605,727	609,460
October 1, 2011 ~ September 30, 2012		3,796	296,925	300,721
Thereafter		9,365	29,693	39,058

	(Won)	73,832	954,317	1,028,149

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

10	Share-Based Payments

(a)	The terms and conditions of grants as of September 30, 2008 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Company before meeting the vesting requirement.
(*3)	If the appreciation of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Company’s share price for the three-year period ending April 7, 2008, was less than that of the KOSPI for the same three-year period, only 110,000 shares, 50% of the outstanding SARs as of September 30, 2008 are exercisable.

(b)	The changes in the number of SARs outstanding for the nine-month period ended September 30, 2008 and for the year ended December 31, 2007 are as follows:

In share

	Stock appreciation rights
	2008	2007
Balance at beginning of period	220,000	260,000
Forfeited or cancelled	110,000	40,000
Outstanding at end of period	110,000	220,000
Exercisable at end of period	110,000	—

(c)	The Company reversed accumulated stock compensation cost of (Won)560 million for the nine-month period ended September 30, 2008 as the market price of the Company’s common share was less than the exercise price of a SAR.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

11	Commitments and Contingencies

(a)	Commitments

Overdraft agreements and credit facility agreement

As of September 30, 2008, the Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)59,000 million in aggregate and has a revolving credit facility agreement with Shinhan Bank and several other banks totaling (Won)100,000 million and USD100 million.

Factoring and securitization of accounts receivable

As of September 30, 2008, the Company has agreements with Korea Exchange Bank and other several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of USD1,646.5 million.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd., and LG Display Hong Kong Co., Ltd. entered into a five-year accounts receivable selling program with Standard Chartered Bank, selling accounts receivable on a revolving basis, of up to USD600 million. The Company joined this program in April 2007. For the nine-month period ended September 30, 2008, no accounts and notes receivable were sold that are past due.

Letters of credit

The Company has agreements with Korea Exchange Bank and several other banks in relation to the opening of letters of credit amounting to (Won)20,000 million and USD35.5 million.

Payment guarantees

The Company receives payment guarantee from ABN AMRO Bank amounting to USD8.5 million relating to value added tax payments in Poland. As of September 30, 2008, the Company entered into a payment guarantee agreement with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo.o.

License agreements

As of September 30, 2008, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi, Ltd., and others and has a trademark license agreement with LG Corporation. The trademark license agreement with Koninklijke Philips Electronics N.V. has expired as of June 30, 2008.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

11	Commitments and Contingencies, Continued

(b)	Contingencies

As of September 30, 2008, the Company is involved in several legal proceedings and claims arising in the ordinary course of business. The Company’s management does not expect that the outcome in these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp. and AU Optronics Corp. alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin, but the case was transferred to the United States District Court for the District of Delaware due to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Corp. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas, but, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Company’s motion to transfer.

Intervention in Positive Technologies, Inc.’s patent infringement lawsuit

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc. for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

Investigation on anti-competitive activities by authorities in Korea, Japan and U.S.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, U.S. and other markets with respect to possible anti-competitive activities in the LCD industry. As of September 30, 2008, the Company, along with a number of other companies in the LCD industry, has been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels. In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

12	Derivative Instruments

(a)	Details of derivative instruments as of September 30, 2008 are as follows:

Hedging purpose	Derivative instrument
Hedge of fair value	Foreign Currency Forwards

Hedge of cash flows	Foreign Currency Forwards
Cross Currency Swap
Interest Rate Swap

(b)	Hedge of fair value

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied related to the abovementioned derivatives.

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of September 30, 2008 are as follows:

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling	Buying	Forward rate
ABN AMRO Bank and others	October 2, 2008 ~ November 28, 2008	USD 200,000	(Won) 207,946	(Won) 1,017.5 ~ (Won) 1,051.9 : USD1

(ii) Unrealized gains and losses related to the above derivatives as of September 30, 2008 are as follows:

In millions of Won

Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	—	28,619

The unrealized losses are charged to operations as losses on foreign currency translation for the nine-month period ended September 30, 2008.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

12	Derivative Instruments, Continued

(c)	Hedge of cash flows

The Company enters into foreign currency forward contracts to manage the exposure to changes in foreign currency related to purchase of raw materials and sale of products in accordance with its foreign currency risk management policy. In addition, the Company entered into cross currency swap and interest rate swap contracts to manage the exposure to changes in cash flows from changes in foreign currency exchange rates and interest rates related to floating rate notes.

Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports and the purchase of materials, were recorded as accumulated other comprehensive income. Unrealized gains and losses from the contracts that did not meet the requirements for a cash flow hedge were charged to operations as foreign currency translation gains and losses.

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of September 30, 2008 are as follows:

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling	Buying	Forward rate
ABN AMRO Bank and others	October 1, 2008 ~ January 28, 2009	USD 555,000	(Won) 574,866	(Won) 958.4 ~ (Won) 1,086.7 : USD1

The net unrealized losses recorded, under accumulated other comprehensive income, are expected to be recognized as realized gains and losses within the next twelve months.

(ii) Cross Currency Swap

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling	Buying	Contract rate
Kookmin Bank and others	August 29, 2011 ~ January 31, 2012	—	USD 150,000	Receive floating rate	3M LIBOR ~ 3M LIBOR+0.53%
		(Won) 143,269	—	Pay fixed rate	4.54%~5.35%

In relation to the abovementioned cross currency swap, unrealized losses amounting to (Won)2,181 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as gains and losses within the next twelve months.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

12	Derivative Instruments, Continued

(iii) Interest Rate Swap

In thousands of USD, except forward rate and maturity date

Bank	Maturity date	Contract amount	Contract rate
SC First Bank	May 21, 2009 ~ May 24, 2010	USD 150,000	Receive floating rate	6M LIBOR
			Pay fixed rate	5.375% ~5.644%

In relation to the abovementioned interest rate swap, unrealized losses amounting to (Won)2,850 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as gains and losses within the next twelve months.

(iv) Unrealized gains and losses related to hedge of cash flows as of September 30, 2008 are as follows:

In millions of Won

Type	Unrealized gains		Unrealized losses	Cash flow hedge requirements
Foreign currency forwards	(Won)	—	81,103	Fulfilled
Cross currency swap(*)		—	6,558	Fulfilled
Interest rate swap		—	7,037	Fulfilled

(*)	The unrealized gains amounting to (Won)37,425 million that related to the hedge of foreign exchange rate risk are recognized as gains and losses in the non-consolidated statement of income in the current period.

(d)	Realized gains and losses related to derivative instruments for the nine-month period ended September 30, 2008 are as follows:

In millions of Won

Hedge purpose	Type	Transaction gains		Transaction losses
Cash flow hedge	Cross currency swap	(Won)	145	979
Cash flow hedge	Interest rate swap		—	561
Cash flow hedge	Foreign currency forwards		5,514	116,810
Fair value hedge	Foreign currency forwards		12,104	105,457
Fair value hedge	Range forward options		2,441	59,538

The transaction gains and losses are charged to operations for the nine-month period ended September 30, 2008.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

13	Income Taxes

(a)	Income tax expense for the nine-month period ended September 30, 2008 is as follows:

In millions of Won	2008
Current income taxes	(Won)	343,106
Change in deferred income taxes from temporary differences		(1,899)
Change in deferred income taxes from tax credit		91,311
Change in deferred income taxes charged directly to stockholders’ equity		(43,133)

Income tax expense	(Won)	389,385

(b)	Changes in accumulated temporary differences for the nine-month period ended September 30, 2008 are as follows:

In millions of Won	January 1, 2008		Increase (decrease)	September 30, 2008
Inventories	(Won)	22,860	29,949	52,809
Equity method investments		(50,579)	(68,843)	(119,422)
Derivatives		15,561	(24,367)	(8,806)
Property, plant and equipment		176,626	16,374	193,000
Warranty reserve		49,295	21,824	71,119
Others		(4,724)	23,429	18,705

	(Won)	209,039	(1,634)	207,405

(c)	Changes in deferred income tax assets (liabilities) for the nine-month period ended September 30, 2008 are as follows:

In millions of Won	January 1, 2008		Increase (decrease)	September 30, 2008	Current	Non- Current
Inventories	(Won)	5,726	8,796	14,522	14,522	—
Equity method investments		(13,960)	23,474	9,514	—	9,514
Derivatives		3,898	(6,320)	(2,422)	(2,422)	—
Property, plant and equipment		47,713	5,362	53,075	—	53,075
Warranty reserve		12,348	7,210	19,558	14,860	4,698
Others		(1,366)	6,510	5,144	4,049	1,095

Total		54,359	45,032	99,391	31,009	68,382
Deferred income taxes added to stockholders’ equity		6,303	(43,133)	(36,830)	23,687	(60,517)
Tax credit carryforwards		403,670	(91,311)	312,359	291,957	20,402

	(Won)	464,332	(89,412)	374,920	346,653	28,267

(d)	The Company’s statutory tax rate is 27.5%. Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

14	Comprehensive Income

Comprehensive income for the nine-month periods ended September 30, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Net income	(Won)	1,783,573	584,119
Change in fair value of available-for-sale securities, net of tax effect of (Won)(7,744) million in 2008 and nil in 2007		20,417	—
Change in equity arising from application of equity method, net of tax effect of (Won)(55,969) million in 2008 and (Won)1,051 million in 2007		125,114	17,965
Gain on valuation of cash flow hedges, net of tax effect of (Won)568 million in 2008 and (Won)6,303 million in 2007		(1,498)	(16,616)
Loss on valuation of cash flow hedges, net of tax effect of (Won)20,012 million in 2008 and (Won)(2,892) million in 2007		(52,759)	7,626

Comprehensive income	(Won)	1,874,847	593,094

15	Cost of Sales

Cost of sales for the nine-month periods ended September 30, 2008 and 2007 is as follows:

In millions of Won	2008			2007
Finished goods	(Won)		9,466,775		8,795,726
Beginning balance of inventories		310,975		256,002
Cost of goods manufactured		9,637,536		8,861,973
Ending balance of inventories		(481,736)		(322,249)
Merchandise			177,845		—
Others			10,138		16,068

	(Won)		9,654,758		8,811,794

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

16	Selling and Administrative Expenses

Selling and administrative expenses for the nine-month periods ended September 30, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Salaries	(Won)	77,001	53,225
Severance benefits		7,274	6,686
Other employee benefits		10,890	5,891
Shipping cost		91,629	109,640
Rent		3,373	2,995
Fees and commissions		45,864	63,302
Entertainment		1,910	1,168
Depreciation		5,851	3,337
Taxes and dues		2,853	1,228
Advertising		39,487	21,124
Sales promotion		10,428	11,758
Development costs		5,382	1,981
Research		104,112	74,974
Bad debt expenses		—	1,302
A/S		78,543	48,898
Others		33,943	19,103

	(Won)	518,540	426,612

17	Earnings Per Share

(a)	Basic earnings per share for the three-month and nine-month periods ended September 30, 2008 and 2007 are as follows:

In millions of Won, except earnings per share and share information	For the three-month periods ended September, 30			For the nine-month periods ended September, 30
	2008		2007	2008	2007
Net income	(Won)	291,465	524,231	1,783,573	584,119
Weighted-average number of common shares outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings per share	(Won)	815	1,465	4,985	1,632

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

17	Earnings Per Share, Continued

(b)	Diluted earnings per share for the three-month and nine-month periods ended September 30, 2008 are as follows:

In millions of Won, except earnings per share and share information	For the three-month periods ended September, 30			For the nine-month periods ended September, 30
	2008		2007	2008	2007
Net income	(Won)	291,465	524,231	1,783,573	584,119
Interest on convertible bond, net of tax		4,802	4,587	14,191	8,427
Adjusted income		296,267	528,818	1,797,764	592,546
Weighted-average number of common shares outstanding and common equivalent shares(*)		368,346,462	368,548,272	368,346,462	364,446,905

Diluted earnings per share	(Won)	804	1,435	4,881	1,626

(*)	Weighted-average number of common shares outstanding is calculated as follows:

In shares	For the three-month periods ended September, 30		For the nine-month periods ended September, 30
	2008	2007	2008	2007
Weighted-average number of common shares (basic)	357,815,700	357,815,700	357,815,700	357,815,700
Effect of conversion of convertible bonds	10,530,762	10,732,572	10,530,762	6,631,205

Weighted-average number of common shares (diluted) at September 30, 2008	368,346,462	368,548,272	368,346,462	364,446,905

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

17	Earnings Per Share, Continued

(c)	The conversion effect of the convertible bond for the nine-month period ended September 30, 2008 is as follows:

In shares	For the three-month periods ended September, 30				For the nine-month periods ended September, 30
	2008		2007		2008		2007
Number of convertible bonds
1st	—		268,338		—		268,338
2nd	10,530,762		10,464,234		10,530,762		10,464,234
Period
1st	—		July 1, 2007 September 30, 2007	~	—		January 1, 2007 September 30, 2007	~
2nd	July 1, 2008 September 30, 2008	~	July 1, 2007 September 30, 2007	~	January 1, 2008 September 30, 2008	~	April 18, 2007 September 30, 2007	~
Weighted
1st	—		92 days / 92 days		—		273 days / 273 days
2nd	92 days / 92 days		92 days / 92 days		274 days / 274 days		166 days / 273 days
Effect of conversion of convertible bonds
1st	—		268,338		—		268,338
2nd	10,530,762		10,464,234		10,530,762		6,362,867

	10,530,762		10,732,572		10,530,762		6,631,205

(d)	Earnings per share and diluted earnings per share for the three-month period ended March 31, 2008, three-month period ended June 30, 2008 and for the year ended December 31, 2007 are as follows:

In won	For the three-month period ended March 31, 2008	For the three-month period ended June 30, 2008	For the year ended December 31, 2007
Earnings per share	2,126	2,044	3,756
Diluted earnings per share	2,078	1,999	3,716

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

18	Transactions and Balances with Related Companies

(a) Details of the Company’s related parties as of September 30, 2008 are as follows:

Parent	Control relationship
LG Corp.	Company that has significant influence over the Company
LG Electronics Inc. (*1)	Controlling party

Controlled subsidiary	Ownership (%)
LG Display America, Inc.	100%
LG Display Taiwan Co., Ltd.	100%
LG Display Japan Co., Ltd.	100%
LG Display Germany GmbH., LG.	100%
LG Display Nanjing Co., Ltd.	100%
LG Display Shanghai Co., Ltd.	100%
LG Display Hong Kong Co., Ltd.	100%
LG Display Poland Sp. zo.o.	80%
LG Display Guangzhou Co., Ltd.	84%
LG Display Shenzhen Co., Ltd.	100%
Global Professional Sourcing Co., Ltd.	70%(*2)

Other related parties	Relationship
Paju Electric Glass Co., Ltd.	Equity-method investee(*3)
TLI Inc., AVACO Co., Ltd., NEW OPTICS., Ltd., and Guangzhou New Vision Technology Research and Development Limited

Dacom Multimedia Internet Corporation,	Affiliates
Dacom Crossing Corporation, Siltron Incorporated,
LG Management Development Institute Co., Ltd.,
LG Sports Ltd., LG CNS Co., Ltd., Serveone Co., Ltd., Hiplaza Co.,Ltd., LG Dow Polycarbonate,
LG N-Sys Inc., LG MMA Corporation,
LG Innotek Co., Ltd., LG Powercom Corp.,
Seatek Co.,Ltd., V-ENS Co., Ltd.,
Hi Business Logistics, Lusem Co., Ltd., CSLeader,
AIN Tele Service, Biztech&Ektimo Co. Ltd.,
LG Solar Energy Inc., Coca-Cola Beverage Co.,
LG CHEM Ltd., LG Dacom Corporation.,
LG International Corp.,
LG Household & Health Care Ltd.,
LG Life Sciences, Ltd., LG Telecom Co., Ltd.,
LG Micron Ltd., Jiheung, TWIN WINE,
Korea Commercial Vehicle Co., Ltd.
Ucess Partners Co.,Ltd.,
System Air-con Engineering Incorporation
Giovine, Pixdix, CS One partner Corp.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

18 Transactions and Balances with Related Companies, Continued

(*1)	The Company’s parent and ultimate parent is LG Electronics Inc. and LG Corp., respectively. LG Electronics Inc. files consolidated financial statements.
(*2)	The Company’s subsidiary, LG Display Taiwan Co., Ltd., owns interest in Global Professional Sourcing Co., Ltd.
(*3)	The Company acquired equity interests in TLI Inc. and AVACO Co., Ltd., during the three-month period ended June 30, 2008, and acquired equity interests in NEW OPTICS Ltd. and Guangzhou New Vision Technology Research and Development Limited, during the three-month period ended September 30, 2008. The investments in these investees have been accounted for using the equity method.

During the three-month period ended March 31, 2008, Koninklijke Philips Electronics N.V., which had significant influence over the Company in 2007, sold its share interest in the Company resulting in decreased share interest of 13.2% (47,225 thousand shares) and resigned from the Company’s management. Accordingly, Koninklijke Philips Electronics N.V. was excluded from the companies that have significant influence over the Company as of September 30, 2008.

(b)	Significant transactions which occurred in the normal course of business with related companies for the nine-month periods ended September 30, 2008 and 2007 are as follows:

In millions of Won	Sales and other			Purchases and other
	2008		2007	2008		2007
Controlling party	(Won)	927,539	689,713	(Won)	197,147	66,198
Companies that have significant influence over the Company		—	—		18,233	12,173
Overseas subsidiaries		9,921,910	8,020,261		422,224	258,420
Equity-method investee		404	—		435,694	210,054
Other related parties		264,730	176,091		2,426,041	1,336,304

	(Won)	11,114,583	8,886,065	(Won)	3,499,339	1,883,149

(c)	Account balances with related companies as of September 30, 2008 and December 31, 2007 are as follows:

In millions of Won	Trade accounts and notes receivable and other			Trade accounts and notes payable and other
	2008		2007	2008		2007
Controlling party	(Won)	213,000	124,560	(Won)	75,698	25,851
Companies that have significant influence over the Company		2,255	2,717		1,604	8,629
Overseas subsidiaries		1,801,212	1,921,164		208,590	67,342
Equity-method investee		2	—		81,732	30,291
Other related parties		100,505	52,097		742,503	344,757

	(Won)	2,116,974	2,100,538	(Won)	1,110,127	476,870

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.)

Notes to Interim Non-Consolidated Financial Statements

September 30, 2008

(Unaudited)

18	Transactions and Balances with Related Companies, Continued

(d)	Key management compensation costs for the nine-month periods ended September 30, 2008 and 2007, are as follows:

In millions of Won	2008		2007
Salaries	(Won)	1,255	1,286
Severance benefits		249	605
Incentive compensation		827	—

	(Won)	2,331	1,891

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

19	Segment Information

The Company manufactures and sells TFT-LCD and AM-OLED products. Export sales represent approximately 93% of total sales for the nine-month period ended September 30, 2008.

The following is a summary of sales by region based on the location of the customers for the nine-month periods ended September 30, 2008 and 2007:

In millions of Won

	Domestic	Taiwan	Japan	America	China	Europe	Others in Asia	Others	Total
2008	821,537	2,799,318	1,140,355	1,707,199	2,289,109	1,986,040	1,224,246	174,734	12,142,538

2007	729,422	2,534,685	938,428	1,112,042	1,905,029	1,652,208	898,239	78,585	9,848,638

20	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2008 and 2007 are as follows:

in millions of Won	2008		2007
Other accounts payable arising from purchase of property, plant and equipment	(Won)	820,543	(568,623)

21	Subsequent event

The Company and Taiwan’s AmTRAN Technology Co., Ltd. entered into an agreement to set up a joint venture in China to produce LCD Module and TV sets and established Suzhou Raken Technology Ltd. on October 7, 2008. The Company agreed to invest a total of USD10.41 million for a 51% equity interest in the joint venture, and as of the date of this report, the Company invested USD9.91 million. The joint venture’s board of directors consists of 4 directors and each party is entitled to nominate 2 directors.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Balance Sheets

(Unaudited)

As at September 30, 2008 and December 31, 2007

In millions of Won, except share data	Note	2008		2007
Assets
Cash and cash equivalents		(Won)	784,665	1,196,423
Short-term financial instruments			3,000,000	785,000
Available-for-sale securities	4		74	63
Trade accounts and notes receivable, net	5,18,19		2,901,319	2,339,690
Other accounts receivable, net	5		23,150	97,098
Accrued income, net	5		84,932	13,949
Advance payments, net	5		528	2,783
Prepaid expenses			51,228	35,613
Prepaid value added tax			196,824	105,924
Deferred income tax assets, net	13		350,280	332,926
Inventories, net	6		1,512,175	823,924
Other current assets			8,757	12,740

Total current assets			8,913,932	5,746,133

Long-term financial instruments			13	13
Available-for-sale securities	4		124,410	1
Equity-method investments	1		59,098	24,704
Property, plant and equipment, net	7		8,214,897	7,528,523
Intangible assets, net			185,628	123,111
Long-term other receivable, net	5		29,423	20,141
Long-term prepaid expenses			154,884	155,656
Deferred income tax assets, net	13		64,296	151,058
Non-current guarantee deposits			45,155	30,495
Other non-current assets			34,887	—

Total non-current assets			8,912,691	8,033,702

Total assets		(Won)	17,826,623	13,779,835

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Balance Sheets (continued)

(Unaudited)

As at September 30, 2008 and December 31, 2007

In millions of Won, except share data	Note	2008		2007
Liabilities
Trade accounts payable and notes payable	18, 19	(Won)	1,268,309	994,701
Other accounts payable			1,507,158	614,904
Short-term borrowings	5, 9		670,068	4,660
Advances received			26,156	82,101
Unearned income			—	15,248
Withholdings			8,691	7,160
Accrued expenses			225,534	99,288
Income tax payable			343,564	78,133
Warranty reserve			50,763	49,295
Current portion of long-term debt and debentures, net of discounts	8, 9		586,428	409,082
Other current liabilities			118,026	46,650

Total current liabilities			4,804,697	2,401,222

Debentures, net of current portion and discounts on debentures	8		1,711,726	1,998,147
Long-term debt, net of current portion	9		1,210,641	993,785
Long-term other accounts payable			51,634	31,046
Long-term accrued expenses	10		17,603	12,680
Accrued severance benefits, net			99,825	53,496
Other non-current liabilities			47,445	—

Total non-current liabilities			3,138,874	3,089,154

Total liabilities			7,943,571	5,490,376

Stockholders’ equity
Controlling interest
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares: issued and outstanding 357,815,700 shares in 2008 and 2007			1,789,079	1,789,079
Capital surplus			2,311,071	2,311,071
Accumulated other comprehensive income			97,097	5,823
Retained earnings			5,685,717	4,183,400

Total controlling interest			9,882,964	8,289,373
Minority interest			88	86

Total stockholders’ equity			9,883,052	8,289,459

Commitments and contingencies	11
Total liabilities and stockholders’ equity		(Won)	17,826,623	13,779,835

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Statements of Income

(Unaudited)

For the nine-month periods ended September 30, 2008 and 2007

In millions of Won, except earnings per share	Note	2008		2007
Sales	18, 19	(Won)	12,107,987	10,030,102
Cost of sales	15,18,19		9,428,626	8,875,407

Gross profit			2,679,361	1,154,695

Selling and administrative expenses	16		655,508	519,470

Operating income	19		2,023,853	635,225

Interest income			154,194	37,084
Rental income			2,469	2,945
Foreign exchange gains			1,850,437	160,829
Gain on foreign currency translation			328,574	89,045
Equity income on investments			6,383	4,378
Gain on disposal of property, plant and equipment			1,028	927
Gain on disposal of intangible assets			1,633	—
Commission earned	18		4,418	10,581
Reversal of allowance for doubtful accounts	5		9,507	—
Gain on redemption of debentures	8		1,152	—
Other income	18		5,758	7,560

Non-operating income			2,365,553	313,349

Interest expense			111,490	155,577
Foreign exchange losses			1,736,170	152,713
Loss on foreign currency translation			382,744	54,400
Equity losses on investments			511	—
Donations			2,246	233
Loss on disposal of trade accounts and notes receivable			—	18,219
Loss on disposal of property, plant and equipment			701	263
Impairment loss on property, plant, and equipment			83	28,681
Other bad debt expenses			1	1,037
Loss on redemption of debentures	8		13	284
Other expenses			410	236

Non-operating expenses			2,234,369	411,643

Income before income taxes			2,155,037	536,931
Income taxes expense (benefit)	13		384,356	(47,188)

Net income		(Won)	1,770,681	584,119

of Which :
Net income of the Controlling Company		(Won)	1,770,679	584,119

Net income of minority interest		(Won)	2	—

Earnings per share	17
Basic earnings per share		(Won)	4,949	1,632

Diluted earnings per share		(Won)	4,846	1,626

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

For the nine-month periods ended September 30, 2008 and 2007

In millions of Won	Note	Capital Stock		Capital Surplus	Accumulated other comprehensive income (loss)	Retained earnings	Minority interest	Total
Balances at January 1, 2007		(Won)	1,789,079	2,275,172	(13,948)	2,839,373	—	6,889,676
Net income			—	—	—	584,119	—	584,119
Change in cumulative translation adjustments	14		—	—	17,965	—	—	17,965
Gain on valuation of cash flow hedges	12, 14		—	—	(16,616)	—	—	(16,616)
Loss on valuation of cash flow hedges	12, 14		—	—	7,626	—	—	7,626
Change in consideration for conversion rights	12, 14		—	35,899	—	—	—	35,899
Change in the investor’s share of subsidiary			—	—	—	—	84	84

Balances at September 30, 2007			1,789,079	2,311,071	(4,973)	3,423,492	84	7,518,753

Balances at January 1, 2008			1,789,079	2,311,071	5,823	4,183,400	86	8,289,459
Cash dividend			—	—	—	(268,362)	—	(268,362)
Net income			—	—	—	1,770,679	2	1,770,681
Change in cumulative translation adjustments	14		—	—	124,621	—	—	124,621
Change in fair value of available-for-sale securities	4, 14		—	—	20,417	—	—	20,417
Change in equity arising from application of equity method	14		—	—	493	—	—	493
Gain on valuation of cash flow hedges	12, 14		—	—	(1,498)	—	—	(1,498)
Loss on valuation of cash flow hedges	12, 14		—	—	(52,759)	—	—	(52,759)

Balances at September 30, 2008		(Won)	1,789,079	2,311,071	97,097	5,685,717	88	9,883,052

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2008 and 2007

In millions of Won	2008		2007
Cash flows from operating activities:
Net income	(Won)	1,770,681	584,119
Adjustments for:
Depreciation		1,958,553	2,049,497
Amortization of intangible assets		44,280	35,659
Provision for severance benefits		56,277	50,464
Provision for warranty reserve		76,661	52,535
Loss(gain) on foreign currency translation, net		54,387	(44,081)
Equity income on investments		(5,872)	(4,378)
Gain on disposal of property, plant and equipment, net		(327)	(664)
Gain on disposal of intagible assets, net		(1,633)	—
Impairment loss on property, plant and equipment		83	28,681
Loss(gain) on redemption of debentures, net		(1,139)	284
Amortization of discount on debentures, net		23,201	37,349
Reversal of compensation expenses associated with stock option		(560)	—

		2,203,911	2,205,346
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable and notes receivable		(345,492)	(1,430,809)
Decrease (increase) in other accounts receivable		68,703	86,093
Decrease (increase) in accrued income		(70,984)	(4,920)
Decrease (increase) in advance payments		2,255	2,808
Decrease (increase) in prepaid expenses		6,346	(5,813)
Decrease (increase) in prepaid value added tax		(90,329)	(10,035)
Decrease (increase) in current deferred income tax assets		872	(120,831)
Decrease (increase) in other current assets		4,491	8,341
Decrease (increase) in inventories		(688,250)	146,903
Decrease (increase) in long-term other receivable		(9,283)	(365)
Decrease (increase) in long-term prepaid expenses		(21,189)	(46,471)
Decrease (increase) in non-current deferred income tax assets		25,403	66,393
Increase (decrease) in trade accounts and notes payable		216,140	205,324
Increase (decrease) in other accounts payable		47,744	(87,751)
Increase (decrease) in advances received		(55,945)	22,933
Increase (decrease) in withholdings		1,532	(1,527)
Increase (decrease) in accrued expenses		126,246	86,105
Increase (decrease) in income tax payable		265,431	(2,123)
Increase (decrease) in warranty reserve		(54,837)	(41,172)
Increase (decrease) in other current liabilities		(24,724)	121
Increase (decrease) in long-term accrued expenses		1,956	9,130
Increase (decrease) in deferred income tax liabilities		—	318
Accrued severance benefits transferred from affiliated company, net		3,331	2,021
Payment of severance benefits		(16,388)	(41,556)
Decrease (increase) in severance insurance deposits		3,077	8,758
Decrease (increase) in contribution to the National Pension Fund		31	85
Increase (decrease) in long-term unearned income		6,455	—
Increase (decrease) in long-term trade accounts and notes payable		92	—
Decrease (increase) in cumulative translation adjustments, net		48,115	18,858

		(549,201)	(1,129,182)

Net cash provided by operating activities	(Won)	3,425,391	1,660,283

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Statements of Cash Flows (continued)

(Unaudited)

For the nine-month periods ended September 30, 2008 and 2007

In millions of Won	2008		2007
Cash flows from investing activities:
Proceeds from disposal of short-term financial instruments	(Won)	955,000	—
Acquisition of short-term financial instruments		(3,170,000)	—
Increase in short-term loans		(33)	(4)
Disposal of available-for-sale securities		1	—
Acquisition of available-for-sale securities		(96,260)	—
Acquisition of equity-method investments		(33,602)	—
Proceeds from dividend received from equity-method investments		5,760	1,440
Proceeds from disposal of property, plant and equipment		2,864	2,325
Proceeds from disposal of intangible assets		3,196	—
Acquisition of property, plant and equipment		(1,622,707)	(1,311,029)
Acquisition of intangible assets		(100,949)	(15,572)
Decrease in guarantee deposits		—	426
Payment of guarantee deposits		(14,660)	(9,041)
Receipt of government subsidy		361	—

Net cash used in investing activities		(4,071,029)	(1,331,455)

Cash flows from financing activities:
Proceeds from short-term borrowings		665,408	—
Repayment of short-term debt		—	(234,991)
Proceeds from debentures		—	508,997
Redemption of debentures		(78,308)	—
Proceeds from long-term debt		23,637	366,112
Repayment of long-term debt		—	(16,172)
Repayment of current portion of long-term debt		(123,102)	(250,801)
Increase in long-term other accounts payable		14,607	—
Proceeds from minority interest		—	84
Payment of cash dividends		(268,362)	—

Net cash provided by financing activities		233,880	373,229

Net increase (decrease) in cash and cash equivalents		(411,758)	702,057
Cash and cash equivalents at beginning of period		1,196,423	954,362

Cash and cash equivalents at end of peroid	(Won)	784,665	1,656,419

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

1	Organization and Description of Business

The accompanying interim consolidated financial statements include the accounts of LG Display Co., Ltd. and its consolidated subsidiaries (collectively the “Company”). The general information of LG Display Co., Ltd. (the “Controlling Company”) and its consolidated subsidiaries and its equity method investees is described below.

(a)	Description of the Controlling Company

LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.) was incorporated in 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company and its main business is to manufacture and sell TFT-LCD panels. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’ share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of September 30, 2008, the majority of shares in the Controlling Company are owned by LG Electronics Inc. and Philips, 37.9% (135,625 thousand shares) and 13.2% (47,225 thousand shares), respectively.

As of September 30, 2008, the Controlling Company has LCD Research & Development Center and TFT-LCD manufacturing plants in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Controlling Company has overseas subsidiaries located in the United States of America, Europe and Asia.

(b)	Consolidated Subsidiaries

(i) LG Display America, Inc. (“LGDUS”, formerly, LG.Philips LCD America, Inc.)

LGDUS was incorporated in California, U.S.A., on September 24, 1999, to sell TFT-LCD products. As of September 30, 2008 and December 31, 2007, its capital stock amounted to USD5 million and is wholly owned by the Controlling Company.

(ii) LG Display Japan Co., Ltd. (“LGDJP”, formerly, LG.Philips LCD Japan Co., Ltd.)

LGDJP was incorporated in Tokyo, Japan, on October 12, 1999, to sell TFT-LCD products. As of September 30, 2008 and December 31, 2007, its capital stock amounted to JPY95 million and is wholly owned by the Controlling Company.

(iii) LG Display Germany GmbH (“LGDDG”, formerly, LG.Philips LCD Germany GmbH)

LGDDG was incorporated in Dusseldorf, Germany, on November 5, 1999, to sell TFT-LCD products. As of September 30, 2008 and December 31, 2007, its capital stock amounted to EUR1 million and is wholly owned by the Controlling Company.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

1	Organization and Description of Business, Continued

(b)	Consolidated Subsidiaries, Continued

(iv) LG Display Taiwan Co., Ltd. (“LGDTW”, formerly, LG.Philips LCD Taiwan Co., Ltd.)

LGDTW was incorporated in Taipei, Taiwan, on April 12, 1999, to sell TFT-LCD products and its shares were acquired by the Controlling Company in May 2000 from LG Electronics Inc. As of September 30, 2008 and December 31, 2007, its capital stock amounted to NTD116 million and is wholly owned by the Controlling Company.

(v) LG Display Nanjing Co., Ltd. (“LGDNJ”, formerly, LG.Philips LCD Nanjing Co., Ltd.)

LGDNJ was incorporated in Nanjing, China, on July 15, 2002, to manufacture and sell TFT-LCD products. As of September 30, 2008 and December 31, 2007, its capital stock amounted to CNY1,643 million and is wholly owned by the Controlling Company.

(vi) LG Display Hong Kong Co., Ltd. (“LGDHK”, formerly, LG.Philips LCD Hong Kong Co., Ltd.)

LGDHK was incorporated in Hong Kong on January 24, 2003, to sell the TFT-LCD products. As of September 30, 2008 and December 31, 2007, its capital stock amounted to HKD12 million and is wholly owned by the Controlling Company. LGDHK’s operations transferred to LG.Philips LCD Shenzhen in 2007 and LGDHK is expected to liquidate in 2009.

(vii) LG Display Shanghai Co., Ltd. (“LGDSH”, formerly, LG.Philips LCD Shanghai Co., Ltd.)

LGDSH was incorporated in Shanghai, China, on January 16, 2003, to sell TFT-LCD products. As of September 30, 2008 and December 31, 2007, its capital stock amounted to CNY4 million and is wholly owned by the Controlling Company.

(viii) LG Display Poland Sp. zo.o. (“LGDWR”, formerly, LG.Philips LCD Poland Sp. zo.o)

LGDWR was incorporated in Poland on September 6, 2005, to manufacture and sell TFT-LCD products. As of September 30, 2008 and December 31, 2007, its capital stock amounted to PLN511 million, and is 80.29% owned by the Controlling Company.

(ix) LG Display Guangzhou Co., Ltd. (“LGDGZ”, formerly, LG.Philips LCD Guangzhou Co., Ltd.)

LGDGZ was incorporated in Guangzhou, China, on June 30, 2006, to manufacture and sell TFT-LCD products. As of September 30, 2008 and December 31, 2007, its capital stock amounted to CNY678 million and CNY582 million, and is 84.21% and wholly owned by the Controlling Company, respectively.

(x) LG Display Shenzhen Co., Ltd. (“LGDSZ”, formerly, LG.Philips LCD Shenzhen Co., Ltd.)

LGDSZ was incorporated in Shenzhen, China on August 28, 2007, to sell TFT LCD products. As of September 30, 2008 and December 31, 2007, its capital stock amounted to CNY4 million, and is wholly owned by the Controlling Company.

(xi) Global Professional Sourcing Co., Ltd. (“GPS”)

GPS was incorporated in Taipei, Taiwan on September 11, 2007, to survey and identify potential local partners in the LCD industry. As of September 30, 2008 and December 31, 2007, its capital stock amounted to NTD10 million, and is 70% owned by LG Display Taiwan Co., Ltd.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

1	Organization and Description of Business, Continued

(c)	Equity-method Investment

(i) Paju Electric Glass Co., Ltd. (“PEG”)

PEG was incorporated in Paju, Korea, in January 2005, to produce electric glass. As of September 30, 2008 and December 31, 2007, its capital stock amounted to (Won)36,000 million and 40% of PEG is owned by the Controlling Company.

(ii) TLI Inc. (“TLI”)

TLI was incorporated in October 28, 1998, to manufacture and sell semiconductor parts for flat-panel display. In May 2008, the Controlling Company acquired 1,008,875 common shares of TLI Inc.(13%) at (Won)14,074 million through a stock purchase agreement for strategic alliance purposes. Although the Controlling Company’s share interests in these investees are below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director in the board of directors of the investees and, accordingly, the investments in these investees have been accounted for using the equity method.

(iii) AVACO CO., Ltd. (“AVACO”)

AVACO was incorporated in 2000, to manufacture and sell equipment for flat-panel display. In June 2008, the Controlling Company acquired 2,037,204 common shares of AVACO(19.9%) at (Won)6,173 million through a stock purchase agreement for strategic alliance purposes. Although the Controlling Company’s share interests in these investees are below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director in the board of directors of the investees and, accordingly, the investments in these investees have been accounted for using the equity method.

(iv) Guangzhou New Vision Technology Research and Development Limited (“Guangzhou R&D JV Center”)

The Controlling Company entered into a joint venture agreement with Skyworth-RGB Electronics Co., Limited (“Skyworth”) to strengthen its strategic alliance with Skyworth and for development of products to enhance competitiveness in the Chinese market and accordingly, Guangzhou R&D JV Center was set up for research and development of LCD module design and LCD TV design. Each party acquired a 50% equity interest in the joint venture and, in July 2008, the Controlling Company invested (Won)3,655 million. The board of directors consists of 4 directors and each party is entitled to nominate 2 directors.

(v) NEW OPTICS Ltd.

In July 2008, the Controlling Company acquired 6,850,000 common shares of NEW OPTICS Ltd. (36.68%) at (Won)9,700 million. The Controlling Company’s share interest in the investee exceeds 30%, however, the Controlling Company is not the shareholder with the majority ownership and accordingly, investment in this investee has been accounted for using the equity method.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

2	Summary of Consolidated Subsidiaries

Consolidated subsidiaries as of September 30, 2008, are as follows:

Overseas Subsidiaries	Total issued and outstanding shares	No. of shares owned by the Company	Percentage of Ownership (%)
LG Display America, Inc.	5,000,000	5,000,000	100
LG Display Japan Co., Ltd.	1,900	1,900	100
LG Display Germany GmbH	960,000	960,000	100
LG Display Taiwan Co., Ltd.	11,550,000	11,550,000	100
LG Display Nanjing Co., Ltd.	(*1)	(*1)	100
LG Display Hong Kong Co., Ltd.	115,000	115,000	100
LG Display Shanghai Co., Ltd.	(*1)	(*1)	100
LG Display Poland Sp. zo.o.(*2)	5,110,710	4,103,277	80
LG Display Guangzhou Co., Ltd.(*3)	(*1)	(*1)	84
LG Display Shenzhen Co., Ltd.	(*1)	(*1)	100
Global Professional Sourcing Co., Ltd.	1,000,000	700,000	70

(*1)	No shares have been issued in accordance with the local laws and regulations.
(*2)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. zo.o. (“LGDWR”) in December 2007. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract that is indexed to LGDWR’s equity shares. According to the contract, LGD or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to LGD or LGDWR under the same terms; the price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put option is exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiry date in whole or in part. Toshiba’s investment in LGDWR is regarded as a financing due to the options and recorded as long-term other accounts payable. Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*3)	Skyworth TV Holdings Limited (“Skyworth”) acquired 16% of equity interest in LG Display Guangzhou Co., Ltd.(LGDGZ) in June 2008. With the acquisition of the 16% interest, Skyworth and the Company entered into a derivative contract that is indexed to LGDGZ’s equity interest. According to the contract, LGD has a call option to buy Skyworth’s 16% interest in LGDGZ and Skyworth has a put option to sell its 16% interest in LGDGZ to LGD under the same terms; the price of the call is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put option is exercisable after five years from the date of acquisition with no stated expiry date in whole or in part. Skyworth’s investment in LGDGZ is regarded as a financing due to the options and recorded as long-term other accounts payable. Accordingly, LGDGZ is consolidated as a wholly owned subsidiary in the consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

2	Summary of Consolidated Subsidiaries, Continued

A summary of the consolidated subsidiaries’ financial data as of and for the nine-month period ended September 30, 2008, prior to the elimination of intercompany transactions is as follows:

In millions of Won
	Total assets		Total liabilities	Total stockholders’ equity	Sales	Net Income (loss)
LG Display America, Inc.	(Won)	527,569	519,383	8,186	1,650,064	(4,661)
LG Display Japan Co., Ltd.		229,378	220,803	8,575	1,144,589	482
LG Display Germany GmbH		766,395	755,218	11,177	1,957,480	2,213
LG Display Taiwan Co., Ltd.		598,033	574,333	23,700	2,836,390	3,237
LG Display Nanjing Co., Ltd.		572,208	203,661	368,547	239,821	41,028
LG Display Hong Kong Co., Ltd.		3,876	188	3,688	—	15
LG Display Shanghai Co., Ltd.		400,416	393,690	6,726	1,434,334	2,715
LG Display Poland Sp. zo.o.		423,154	201,801	221,353	107,556	15,163
LG Display Guangzhou Co., Ltd.		196,068	102,226	93,842	59,508	8,150
LG Display Shenzhen Co., Ltd.		209,719	202,850	6,869	904,327	4,094

	(Won)	3,926,816	3,174,153	752,663	10,334,069	72,436

The financial data for LG Display Taiwan Co., Ltd. are based on its consolidated financial statements including Global Professional Sourcing Co., Ltd., while the remaining subsidiaries are based on their non-consolidated financial statements.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

3	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim consolidated financial statements are the same as those followed by the Company in its preparation of annual consolidated financial statements as of December 31, 2007 except for the application of the Statements of Korea Accounting Standard No. 2, Interim Financial Reporting.

(b)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these interim consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying interim consolidated financial statements have been translated into English from the Korean language interim consolidated financial statements.

4	Available-For-Sale Securities

Available-for-sale securities as of September 30, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
			Unrealized gains (losses)
	Acquisition cost		Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of period	Book value (fair value)
Current asset
Debt securities
Government bonds	(Won)	74	—	—	—	—	74
Non-current asset
Equity securities
HannStar Display Corporation(*)	(Won)	96,249	—	28,161	—	28,161	124,410

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

4	Available-For-Sale Securities, Continued

(*)	In February 2008, The Controlling Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock. The preferred stocks are convertible into common stocks of HannStar Display Corporation at a ratio of 1:1 at the option of the Controlling Company from issue date (February 28, 2008) to maturity (February 28, 2011).

The Controlling Company has a put option for total or partial cash redemption of convertible preferred stocks during the period between 18 months from issuance to 91 days prior to maturity and the issuer has a call option to repay, in cash, total preferred stocks during the period between 2 years from issuance to 90 days prior to maturity.

The abovementioned convertible preferred stocks have been privately issued under the Taiwanese Law, which restricts the sale of the preferred stocks (up to 3 years) and the stocks acquired through conversion are not to be traded in the Taiwanese stock exchange until the original maturity of the preferred stocks.

In millions of Won	2007
	Acquisition cost		Unrealized gains (losses)
			Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of period	Book value (fair value)
Current asset
Debt securities
Government bonds	(Won)	63	—	—	—	—	63
Non-current asset
Equity securities
Others	(Won)	1	—	—	—	—	1

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

5	Receivables

The Company’s receivables, including trade accounts and notes receivable as of September 30, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
	Gross amount		Allowance for doubtful accounts	Book value
Trade accounts and notes receivable	(Won)	2,902,591	1,272	2,901,319
Other accounts receivable		23,404	254	23,150
Accrued income		84,967	35	84,932
Advance payments		532	4	528
Long-term other receivable		29,425	2	29,423

In millions of Won	2007
	Gross amount		Allowance for doubtful accounts	Book value
Trade accounts and notes receivable	(Won)	2,348,707	9,017	2,339,690
Other accounts receivable		98,341	1,243	97,098
Accrued income		14,091	142	13,949
Advance payments		2,811	28	2,783
Long-term other receivable		20,145	4	20,141

Certain trade accounts and notes receivable arising from export sales of the Controlling Company to its subsidiaries were sold to financial institutions of which (Won)662,745 million is current and outstanding as of September 30, 2008. The transferred accounts receivable was recorded as short-term borrowings.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

6	Inventories

Inventories as of September 30, 2008 and December 31, 2007 are as follows:

In millions of Won	2008
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	870,114	39,979	830,135
Merchandise		4,469	3	4,466
Work-in-process		475,152	19,926	455,226
Raw materials		167,478	4,449	163,029
Supplies		83,705	24,386	59,319

	(Won)	1,600,918	88,743	1,512,175

In millions of Won	2007
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	460,756	7,722	453,034
Work-in-process		216,258	7,590	208,668
Raw materials		110,652	2,604	108,048
Supplies		80,205	26,031	54,174

	(Won)	867,871	43,947	823,924

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

7	Property, Plant and Equipment

Property, plant and equipment as of September 30, 2008 and December 31, 2007 are as follows:

In millions of Won	2008		2007
Acquisition cost:
Land	(Won)	406,870	336,434
Buildings		2,543,000	2,374,513
Structures		179,338	172,453
Machinery and equipment		15,168,632	14,740,001
Tools		201,433	192,817
Furniture and fixtures		498,144	469,256
Vehicles		22,029	14,463
Others		9,256	8,887
Machinery-in-transit		638,431	19,043
Construction-in-progress		2,060,914	745,606

		21,728,047	19,073,473
Less accumulated depreciation		(13,481,518)	(11,504,020)
Less accumulated impairment loss		(7)	(16,139)
Less government subsidies (*)		(31,625)	(24,791)

Property, plant and equipment, net	(Won)	8,214,897	7,528,523

(*)	The Company acquired land at EUR1 in 2006 and received cash grants which are intended to be used for the construction of a plant according to an investment agreement with the Polish Government. The land was recognized at fair value at the acquisition date, amounting to PLN57,413 thousand ((Won)28,830 million), and the corresponding amount less EUR1 was recognized as a deduction to land. The cash grants amounting to PLN43,221 thousand ((Won)21,703 million) were recorded as a other non-current liability due to the repayment contingency to be determined based on the level of employment and investment by 2012. Other government subsidies are related to purchase of buildings, structures and machinery and equipment.

The Company capitalizes the interest expense and loss on foreign currency translation incurred on borrowings used to finance the cost of constructing facilities and equipment. Capitalized loss on foreign currency translation and interest expenses for the nine-month period ended September 30, 2008 and the year ended December 31, 2007, amount to (Won)29,702 million and (Won)25,217 million, respectively.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

8	Debentures

(a)	Details of debentures issued by the Company as of September 30, 2008 and December 31, 2007 are as follows:

In millions of Won
	Maturity	Annual interest rate	2008		2007
Local currency debentures
Public debentures	October 2008~ March 2010	3.50~5.00%	(Won)	1,100,000	1,180,000
Private debentures	December 2010~ June 2011	5.30~5.89%		600,000	600,000
Less discount on debentures				(4,874)	(9,526)
Less current portion of debentures				(479,283)	(249,110)

				1,215,843	1,521,364

Foreign currency debentures
Convertible bond	April 2012	zero coupon		511,555	511,555
Less discount on debentures				(1,882)	(2,237)
Less conversion right adjustment				(99,578)	(118,323)
Add redemption premium				85,788	85,788

				495,883	476,783
			(Won)	1,711,726	1,998,147

Principal of the local currency debentures are to be repaid at maturity and interests are paid quarterly. The Controlling Company has redeemed local currency debentures amounting to (Won)80,000 million for the nine-month period ended September 30, 2008. As a result, the Controlling Company recognized gain and loss on redemption of debentures of (Won)1,152 million and (Won)13 million, respectively.

(b)	Details of the convertible bond as of September 30, 2008 are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008 ~ April 3, 2012
Conversion price in Won	(Won) 48,760
Issued amount	USD 550 million

The bond will be repaid at 116.77% of their principal amount at maturity unless the put option of bondholders are exercised in which case the bondholders will be repaid at 109.75% of their principal amount on April 18, 2010.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

8	Debentures, Continued

The Controlling Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Controlling Company’s option, at the amount of the principal and interest from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)49,070 to (Won)48,760 per share due to payment of cash dividends of (Won)750 per share for the year ended December 31, 2007. The number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

In Won and share	September 30, 2008		December 31, 2007
Convertible bond amount (*)	(Won)	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,760	49,070
Common shares to be issued		10,530,762	10,464,234

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD 1.

(c)	Aggregate maturities of the Company’s debentures as of September 30, 2008 are as follows:

In millions of Won
Period	Debentures		Convertible bonds	Total
October 1, 2008 ~ September 30, 2009	(Won)	480,000	—	480,000
October 1, 2009 ~ September 30, 2010		620,000	—	620,000
October 1, 2010 ~ September 30, 2011		600,000	—	600,000
October 1, 2011 ~ September 30, 2012		—	597,343	597,343

	(Won)	1,700,000	597,343	2,297,343

In the above schedule, it was assumed that the convertible bonds will be repaid in full at maturity with redemption premium amounting to (Won)85,788 million.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

9	Short-Term Borrowings and Long-Term Debt

(a)	Short-term borrowings as of September 30, 2008 and December 31, 2007 are as follows:

In millions of Won, USD, JPY, except interest rate
Lender	Annual interest rate(*)	2008		2007
Factoring of accounts receivable
Korea Exchange Bank and others	LIBOR + 0.60 ~ 1.50%	(Won)	662,745		—
Foreign currency equivalent		USD	558		—

Working capital
Mizuho Bank and others	TIBOR + 0.39 ~ 0.40%		7,323		4,660
Foreign currency equivalent		JPY	640	JPY	556

		(Won)	670,068		4,660

(*)	TIBOR represents Tokyo Inter-Bank Offered Rates.

(b)	Long-term debt as of September 30, 2008 and December 31, 2007 is as follows:

In millions of Won, USD, CNY, EUR, except interest rate
Lender	Annual interest rate(*)	2008		2007
Local currency loans
The Export-Import Bank of Korea	5.88 ~ 6.08%	(Won)	9,850		49,117
Korea Development Bank	Ref + 0.77%		45,000		60,000
Shinhan Bank	3 year Korean Treasury Bond rate less 1.25%		18,982		18,982
Less current portion of long-term debt			(39,850)		(61,767)

			33,982		66,332

Foreign currency loans
Industrial and Commercial Bank of China and others	6ML + 0.50% ~ 0.68%, 95% of the Basic Rate published by the People’s Bank of China, 3M EURIBOR + 0.60%		289,637		245,076
The Export-Import Bank of Korea	6ML + 0.69 ~ 1.20%		66,511		58,168
Korea Development Bank	3ML + 0.66 ~ 1.35%		175,186		159,494
Kookmin Bank and others	3ML + 0.35 ~ 0.53%		475,080		375,280
	6ML + 0.41%		237,540		187,640

Foreign currency equivalent		USD	937	USD	978
		CNY	70	CNY	100
		EUR	70	EUR	70
Less current portion of long-term debt			(67,295)		(98,205)

			1,176,659		927,453

		(Won)	1,210,641		993,785

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates) and M EURIBOR represents Month EURIBOR (Euro Inter-Bank Offered Rates) and Ref represents Korea Development Bank Benchmark Interest Rates.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

9	Short-Term Borrowings and Long-Term Debt, Continued

(c)	Aggregate maturities of the Company’s long-term debt as of September 30, 2008 are as follows:

In millions of Won
Period	Local currency loans		Foreign currency loans	Total
October 1, 2008 ~ September 30, 2009	(Won)	39,850	67,295	107,145
October 1, 2009 ~ September 30, 2010		17,088	91,262	108,350
October 1, 2010 ~ September 30, 2011		3,733	689,059	692,792
October 1, 2011 ~ September 30, 2012		3,796	338,997	342,793
Thereafter		9,365	57,341	66,706

	(Won)	73,832	1,243,954	1,317,786

10	Share-Based Payments

(a)	The terms and conditions of grants as of September 30, 2008 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executive)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Controlling Company before meeting the vesting requirement.
(*3)	If the appreciation of the Controlling Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Controlling Company’s share price for the three-year period ending April 7, 2008, was less than that of the KOSPI for the same three-year period, only 110,000 shares, 50% of the outstanding SARs, as of September 30, 2008 are exercisable.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

10	Share-Based Payments, Continued

(b)	The changes in the number of SARs outstanding for the nine-month period ended September 30, 2008 and for the year ended December 31, 2007 are as follows:

In share
	Stock appreciation rights
	2008	2007
Balance at beginning of period	220,000	260,000
Forfeited or cancelled	110,000	40,000
Outstanding at end of period	110,000	220,000
Exercisable at end of period	110,000	—

(c)	The Controlling Company reversed accumulated stock compensation cost of (Won)560 million for the nine-month period ended September 30, 2008 as the market price of the Controlling Company’s common share was less than the exercise price of a SAR.

11	Commitments and Contingencies

(a) Commitments

Overdraft agreements and credit facility agreement

As of September 30, 2008, the Controlling Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)59,000 million in aggregate and has a revolving credit facility agreement with Shinhan Bank and several other banks totaling (Won)100,000 million and USD100 million.

Factoring and securitization of accounts receivable

As of September 30, 2008, the Controlling Company has agreements with Korea Exchange Bank and other several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of USD1,646.5 million.

In October 2006, LG Display America, Inc., LG Display Germany GmbH and LG Display Shanghai Co., Ltd. and LG Display Hong Kong Co., Ltd. entered into a five-year accounts receivable selling program with Standard Chartered Bank, selling accounts receivable on a revolving basis, of up to USD600 million. The Controlling Company joined this program in April 2007. For the nine-month period ended September 30, 2008, no accounts and notes receivable were sold that are past due.

Letters of credit

The Controlling Company has agreements with Korea Exchange Bank and several other banks in relation to the opening of letters of credit amounting to (Won)20,000 million and USD35.5 million.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

11	Commitments and Contingencies, Continued

Payment guarantees

The Controlling Company receives repayment guarantees from ABN AMRO Bank amounting to USD8.5 million relating to value added tax payments in Poland. As of September 30, 2008, the Controlling Company entered into a payment guarantee agreement with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo.o.

LG Display America, Inc. and other subsidiaries have entered into short-term credit facility agreements of up to USD57 million, EUR3.6 million, and JPY5,200 million with Comerica Bank and other various banks. LG Display Japan Co., Ltd. and LG Display Taiwan Co., Ltd. are provided with repayment guarantees from the Bank of Tokyo-Mitsubishi and ABN AMRO Bank amounting to JPY1,300 million and USD4 million, respectively, relating to their local tax payments.

License agreements

As of September 30, 2008, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi, Ltd., and others and has a trademark license agreement with LG Corporation. The trademark license agreement with Koninklijke Philips Electronics N.V. has expired on June 30, 2008.

(b) Contingencies

As of September 30, 2008, the Controlling Company is involved in several legal proceedings and claims arising in the ordinary course of business. The Controlling Company’s management does not expect that the outcome in these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Controlling Company’s financial condition, results of operations or cash flows.

Patent infringement lawsuit against Chi Mei Optoelectronics Corp. and others

On December 1, 2006, the Controlling Company filed a complaint against Chi Mei Optoelectronics Corp. and AU Optronics Corp. alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Controlling Company in the United States District Court for the Western District of Wisconsin, but the case was transferred to the United States District Court for the District of Delaware due to the Controlling Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Corp. countersued the Controlling Company for patent infringement in the United States District Court for the Eastern District of Texas, but, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Controlling Company’s motion to transfer.

Intervention in Positive Technologies, Inc.’s patent infringement lawsuit

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Controlling Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc. for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Controlling Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

11	Commitments and Contingencies, Continued

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Controlling Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

AtratechJapan Corporation’s lawsuit for infringement of patent

On July 31, 2008, AtratechJapan Corporation filed a patent infringement case related to back light unit in the United States District Court for the Eastern District of Texas against LG Display America, Inc., along with other LCD companies.

Investigation on anti-competitive activities by authorities in Korea, Japan and U.S.

The Controlling Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, U.S. and other markets with respect to possible anti-competitive activities in the LCD industry. As of September 30, 2008, the Controlling Company, along with a number of other companies in the LCD industry, has been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels. In February 2007, the Controlling Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Controlling Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Controlling Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry.

12	Derivative Instruments

(a) Details of derivative instruments as of September 30, 2008 are as follows:

Hedging purpose	Derivative instrument
Hedge of fair value	Foreign Currency Forwards
Hedge of cash flows	Foreign Currency Forwards
Cross Currency Swap
Interest Rate Swap

(b) Hedge of fair value

The Controlling Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied related to the abovementioned derivatives.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

12	Derivative Instruments, Continued

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of September 30, 2008 are as follows:

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling		Buying		Forward rate
ABN AMRO Bank and others	October 2, 2008~ November 28, 2008	USD	200,000	(Won)	207,946	(Won) (Won)	1,017.5~ 1,051.9:USD1

(ii) Unrealized gains and losses related to the above derivatives as of September 30, 2008 are as follows:

In millions of Won

Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	—	28,619

The unrealized losses are charged to operations as losses on foreign currency translation for the nine-month period ended September 30, 2008.

(c)	Hedge of cash flows

The Controlling Company enters into foreign currency forward contracts to manage the exposure to changes in foreign currency related to purchase of raw materials and sale of products in accordance with its foreign currency risk management policy. In addition, the Controlling Company entered into cross currency swap and interest rate swap contracts to manage the exposure to changes in cash flows from changes in foreign currency exchange rates and interest rates related to floating rate notes.

Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports and the purchase of materials, were recorded as accumulated other comprehensive income. Unrealized gains and losses from the contracts that did not meet the requirements for a cash flow hedge were charged to operations as foreign currency translation gains and losses.

(i) Foreign Currency Forwards

Details of foreign currency forwards outstanding as of September 30, 2008 are as follows:

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling	Buying		Forward rate
ABN AMRO Bank and others	October 1, 2008 ~ January 28, 2009	USD 555,000	(Won)	574,866	(Won) (Won)	958.4 ~ 1,086.7:USD 1

The net unrealized losses recorded, under accumulated other comprehensive income, are expected to be recognized as realized gains and losses within the next twelve months.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

12	Derivative Instruments, Continued

(ii) Cross Currency Swap

In millions of Won and thousands of USD, except forward rate and maturity date

Bank	Maturity date	Selling		Buying	Contract rate
Kookmin Bank and others	August 29, 2011~ January 31, 2012	(Won)	— 143,269	USD 150,000 —	Receive floating rate Pay fixed rate	3M LIBOR ~ 3M LIBOR+0.53% 4.54%~5.35%

In relation to the abovementioned cross currency swap, unrealized losses amounting to (Won)2,181 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as gains and losses within the next twelve months.

(iii) Interest Rate Swap

In thousands of USD, except forward rate and maturity date

Bank	Maturity date	Contract amount	Contract rate
SC First Bank	May 21, 2009 ~ May 24, 2010	USD150,000	Receive floating rate Pay fixed rate	6M LIBOR 5.375% ~ 5.644%

In relation to the abovementioned interest rate swap, unrealized losses amounting to (Won)2,850 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as gains and losses within the next twelve months.

(iv) Unrealized gains and losses related to hedge of cash flows as of September 30, 2008 are as follows:

In millions of Won

Type	Unrealized gains		Unrealized losses	Cash flow hedge requirements
Foreign currency forwards	(Won)	—	81,103	Fulfilled
Cross currency swap(*)		—	6,558	Fulfilled
Interest rate swap		—	7,037	Fulfilled

(*)	The unrealized gains amounting to (Won)37,425 million that related to the hedge of foreign exchange rate risk are recognized as gains and losses in the consolidated statement of income in the current period.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

12	Derivative Instruments, Continued

(d)	Realized gains and losses related to derivative instruments for the nine-month period ended September 30, 2008 are as follows:

In millions of Won

Hedge purpose	Type	Transaction gains		Transaction losses
Cash flow hedge	Cross currency swap	(Won)	145	979
Cash flow hedge	Interest rate swap		—	561
Cash flow hedge	Foreign currency forwards		5,514	116,810
Fair value hedge	Foreign currency forwards		12,104	105,457
Fair value hedge	Range forward options		2,441	59,538

The transaction gains and losses are charged to operations for the nine-month period ended September 30, 2008.

13	Income Taxes

(a)	Income tax expense for the nine-month period ended September 30, 2008 is as follows:

In millions of Won	2008
Current income taxes	(Won)	358,081
Change in deferred income taxes from temporary differences		(21,903)
Change in deferred income taxes from tax credit		91,311
Change in deferred income taxes charged directly to stockholders’ equity		(43,133)

Income tax expense	(Won)	384,356

(b)	Changes in accumulated temporary differences for the nine-month period ended September 30, 2008 are as follows:

In millions of Won	January 1, 2008		Increase (decrease)	September 30, 2008
Inventories	(Won)	24,236	29,627	53,863
Derivatives		15,561	(24,367)	(8,806)
Property, plant and equipment		390,226	(56,042)	334,184
Warranty reserve		49,295	21,824	71,119
Others		32,537	(90,857)	(58,320)

	(Won)	511,855	(119,815)	392,040

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

13	Income Taxes, Continued

(c)	Changes in deferred income tax assets (liabilities) for the nine-month period ended September 30, 2008 are as follows :

In millions of Won	January 1, 2008		Increase (decrease)	September 30, 2008	Current	Non-Current
Inventories	(Won)	5,978	8,773	14,751	14,751	—
Derivatives		3,898	(6,320)	(2,422)	(2,422)	—
Property, plant and equipment		63,733	19,015	82,748	—	82,748
Warranty reserve		12,348	7,210	19,558	14,860	4,698
Others		(11,946)	36,358	24,412	7,447	16,965

Total		74,011	65,036	139,047	34,636	104,411
Deferred income taxes added to stockholders’ equity		6,303	(43,133)	(36,830)	23,687	(60,517)
Tax credit carryforwards		403,670	(91,311)	312,359	291,957	20,402

	(Won)	483,984	(69,408)	414,576	350,280	64,296

(d)	The Controlling Company’s statutory tax rate is 27.5%. Under the Foreign Investment Promotion Act of Korea, from September 1999, the Controlling Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

14	Consolidated Comprehensive Income

Consolidated comprehensive income for the nine-month periods ended September 30, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Net income	(Won)	1,770,681	584,119
Change in cumulative translation adjustments, net of tax effect of (Won)(55,782) million in 2008 and (Won)1,051 million in 2007		124,621	17,965
Change in fair value of available-for-sale securities, net of tax effect of (Won)(7,744) million in 2008 and Nil in 2007		20,417	—
Change in equity arising from application of equity method, net of tax effect of (Won)(187) million in 2008 and Nil in 2007		493	—
Gain on valuation of cash flow hedges, net of tax effect of (Won)568 million in 2008 and (Won)6,303 million in 2007		(1,498)	(16,616)
Loss on valuation of cash flow hedges, net of tax effect of (Won)20,012 million in 2008 and (Won)(2,892) million in 2007		(52,759)	7,626

Consolidated Comprehensive income		1,861,955	593,094

Comprehensive income of the Controlling Company		1,861,953	593,094

Comprehensive income of minority interest	(Won)	2	—

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

15	Cost of Sales

Cost of sales for the nine-month periods ended September 30, 2008 and 2007 are as follows:

In millions of Won	2008			2007
Finished goods	(Won)		9,253,423		8,853,530
Beginning balance of inventories		453,034		572,210
Cost of goods manufactured		9,630,524		8,768,249
Ending balance of inventories		(830,135)		(486,929)
Merchandise			168,443		—
Others			6,760		21,877

	(Won)		9,428,626		8,875,407

16	Selling and Administrative Expenses

Selling and administrative expenses for the nine-month periods ended September 30, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Salaries	(Won)	103,214	72,849
Severance benefits		7,567	6,706
Other employee benefits		16,258	8,963
Shipping cost		142,815	140,255
Rent		9,096	7,969
Fees and commissions		61,767	77,656
Insurance expenses		5,797	4,036
Entertainment		3,885	2,697
Depreciation		15,568	8,696
Traveling expenses		10,965	7,011
Training expenses		7,661	2,121
Taxes and dues		6,581	3,679
Advertising		39,539	21,178
Sales promotion		10,768	11,190
Development costs		5,382	1,999
Research		103,207	74,974
Bad debt expenses		—	2,771
A/S		86,278	52,535
Others		19,160	12,185

	(Won)	655,508	519,470

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

17	Earnings Per Share

(a)	Basic earnings per share for the nine-month periods ended September 30, 2008 and 2007 are as follows:

In Won, except share information	2008		2007
Net income	(Won)	1,770,679,221,054	584,118,742,566
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings per share	(Won)	4,949	1,632

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

(b)	Diluted earnings per share for the nine-month period ended September 30, 2008 and 2007 are as follows:

In Won, except share information	2008		2007
Net income	(Won)	1,770,679,221,054	584,118,742,566
Interest on convertible bond, net of tax		14,191,053,047	8,426,883,571
Adjusted income		1,784,870,274,101	592,545,626,137
Weighted-average number of common shares outstanding and common equivalent shares(*)		368,346,462	364,446,905

Diluted earnings per share	(Won)	4,846	1,626

(*)	Weighted-average number of common shares outstanding calculated as follows:

In shares	2008	2007
Weighted-average number of common shares (basic)	357,815,700	357,815,700
Effect of conversion of convertible bonds(**)	10,530,762	6,631,205

Weighted-average number of common shares (diluted) at September 30, 2008	368,346,462	364,446,905

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

17	Earnings Per Share, Continued

(**)	The conversion effect of the convertible bond for the nine-month period ended September 30, 2008 and 2007 are as follows:

In shares	2008	2007
Number of convertible bonds
1st	—	268,338
2nd	10,530,762	10,464,234
Period
1st	—	January 1, 2007 ~ September 30, 2007
2nd	January 1, 2008 ~ September 30, 2008	April 18, 2007 ~ September 30, 2007
Weighted
1st	—	273 days / 273 days
2nd	274 days / 274 days	166 days / 273 days
Effect of conversion of convertible bonds
1st	—	268,338
2nd	10,530,762	6,362,867

	10,530,762	6,631,205

(c)	Earnings per share and diluted earnings per share for the year ended December 31, 2007 were (Won)3,756 and (Won)3,716, respectively.

18	Transactions and Balances with Related Companies

(a)	Details of the Company’s related parties as of September 30, 2008 are as follows:

Parent	Control relationship
LG Corp.	Company that has significant influence over the Company
LG Electronics Inc.(*)	Controlling party

Other related parties(**)	Relationship
Paju Electric Glass Co., Ltd., TLI Inc., AVACO Co., Ltd, NEW OPTICS Ltd., and Guangzhou New Vision Technology Research and Development Limited	Equity-method investee

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

18	Transactions and Balances with Related Companies, Continued

Other related parties(**)	Relationship
Dacom Multimedia Internet Corporation,	Affiliates
Dacom Crossing Corporation, Siltron Incorporated,
LG Management Development Institute Co., Ltd.,
LG Sports Ltd., LG CNS Co., Ltd., Serveone Co.,Ltd.,
Hiplaza Co.,Ltd., LG Dow Polycarbonate,
LG N-Sys Inc., LG MMA Corporation,
LG Innotek Co., Ltd., LG Powercom Corp.,
Seatek Co.,Ltd., V-ENS Co., Ltd.,
Hi Business Logistics, Lusem Co., Ltd., CSLeader,
AIN Tele Service, Biztech&Ektimo Co. Ltd.,
LG Solar Energy Inc., Coca-Cola Beverage Co.,
LG CHEM Ltd., LG Dacom Corporation,
LG International Corp.,
LG Household & Health care Ltd.,
LG Life Sciences, Ltd., LG Telecom Co., Ltd.,
LG Micron Ltd.,
Jiheung, TWIN WINE,
Korea Commercial Vehicle Co., Ltd.,
Ucess Partners Co.,Ltd.,
System Air-con Engineering Incorporation
Giovine, Pixdix, CS One partner Corp.

(*)	The Company’s parent and ultimate parent is LG Electronics Inc. and LG Corp., respectively. LG Electronics Inc. files consolidated financial statements.
(**)	The Controlling Company acquired equity interests in TLI Inc. and AVACO Co., Ltd., during the three-month period ended June 30, 2008, and acquired equity interests in NEW OPTICS Ltd. and Guangzhou New Vision Technology Research and Development Limited, during the three-month period ended September 30, 2008. The investments in these investees have been accounted for using the equity method.

During the three-month period ended March 31, 2008, Koninklijke Philips Electronics N.V., which had significant influence over the Controlling Company in 2007, sold its share interest in the Controlling Company resulting in decreased share interest of 13.2% (47,225 thousand shares) and resigned from the Controlling Company’s management. Accordingly, Koninklijke Philips Electronics N.V. was excluded from the companies that have significant influence over the Controlling Company as of September 30, 2008.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

18	Transactions and Balances with Related Companies, Continued

(b)	Significant transactions which occurred in the normal course of business with related companies, excluding consolidated subsidiaries, for the nine-month periods ended September 30, 2008 and 2007 are as follows:

In millions of Won	Sales and other			Purchases and other
	2008		2007	2008		2007
Controlling party	(Won)	2,596,071	3,130,275	(Won)	197,159	66,206
Companies that have significant influence over the Company		—	—		18,233	12,173
Equity-method investee		404	—		435,694	115,564
Other related parties		1,179,866	736,964		2,527,567	1,551,027

	(Won)	3,776,341	3,867,239	(Won)	3,178,653	1,744,970

(c)	Account balances with related companies, excluding consolidated subsidiaries, as of September 30, 2008 and December 31, 2007 are as follows:

In millions of Won	Trade accounts and notes receivable and other			Trade accounts and notes payable and other
	2008		2007	2008		2007
Controlling party	(Won)	641,711	400,348	(Won)	74,848	26,003
Companies that have significant influence over the Company		2,255	259,580		1,604	8,654
Equity-method investee		2	—		81,732	30,291
Other related parties		206,446	114,539		783,517	371,079

	(Won)	850,414	774,467	(Won)	941,701	436,027

(d)	Key management compensation costs for the nine-month periods ended September 30, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Salaries	(Won)	1,255	1,286
Severance benefits		249	605
Incentive compensation		827	—

	(Won)	2,331	1,891

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

18	Transactions and Balances with Related Companies, Continued

(e)	Transactions between the Controlling Company and its consolidated subsidiaries for the nine-month periods ended September 30, 2008 and 2007 are as follows:

In millions of Won	Sales and other income			Purchases and other expense
	2008		2007	2008		2007
LG Display America, Inc.	(Won)	1,718,293	1,111,997	(Won)	—	11
LG Display Taiwan Co., Ltd.		2,775,379	2,494,511		—	68
LG Display Japan Co., Ltd.		1,145,967	939,147		—	24
LG Display Germany GmbH		1,997,295	1,653,539		2,811	165
LG Display Nanjing Co., Ltd.		5,779	7,472		248,206	202,280
LG Display Shanghai Co., Ltd.		1,383,417	987,095		—	17
LG Display Hong Kong Co., Ltd.		—	699,687		—	8
LG Display Poland Sp. zo.o.		15,744	7,281		104,302	55,847
LG Display Guangzhou Co., Ltd.		12,990	12		66,905	—
LG Display Shenzhen Co., Ltd.		867,046	119,520		—	—

	(Won)	9,921,910	8,020,261	(Won)	422,224	258,420

(f)	Account balances between the Controlling Company and its consolidated subsidiaries, as of September 30, 2008 and 2007 are as follows:

In millions of Won	Trade accounts and notes receivable			Trade accounts and notes payable
	2008		2007	2008		2007
LG Display America, Inc.	(Won)	343,536	213,095	(Won)	—	—
LG Display Taiwan Co., Ltd.		331,492	494,084		—	13
LG Display Japan Co., Ltd.		135,273	154,182		—	1
LG Display Germany GmbH		568,127	549,987		2,811	3
LG Display Nanjing Co., Ltd.		6,377	10,191		118,438	44,636
LG Display Shanghai Co., Ltd.		239,544	247,679		—	—
LG Display Hong Kong Co., Ltd.		—	33		—	49
LG Display Poland Sp. zo.o.		1,996	14,310		62,847	22,170
LG Display Guangzhou Co., Ltd.		21,067	15,038		24,494	470
LG Display Shenzhen Co., Ltd.		153,800	222,565		—	—

	(Won)	1,801,212	1,921,164	(Won)	208,590	67,342

LG DISPLAY CO., LTD. (formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

September 30, 2008

(Unaudited)

19	Segment Information

The Company manufactures and sells TFT-LCD and AM-OLED products. Export sales represent approximately 93% of total sales for the nine-month period ended September 30, 2008.

The following is a summary of operations by region based on the location of the business for the nine-month period ended September 30, 2008:

In millions of Won	Korea			Asia	America	Europe	Consolidation Adjustment	Consolidation
	Domestic		Export
Total sales	(Won)	821,537	11,321,001	6,618,969	1,650,064	2,065,036	(10,368,620)	12,107,987
Inter-company sales		—	(9,888,909)	(365,067)	(4,501)	(110,143)	10,368,620	—

Net sales	(Won)	821,537	1,432,092	6,253,902	1,645,563	1,954,893	—	12,107,987

Operating income	(Won)		1,969,240	39,154	(5,653)	11,482	9,630	2,023,853

Total assets	(Won)		16,873,373	2,209,698	527,569	1,189,549	(2,973,566)	17,826,623

20	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2008 and 2007 are as follows:

In millions of Won	2008		2007
Other accounts payable arising from purchase of property, plant and equipment	(Won)	802,187	(631,215)

21	Subsequent event

The Controlling Company and Taiwan’s AmTRAN Technology Co., Ltd. entered into an agreement to set up a joint venture in China to produce LCD Module and TV sets and established Suzhou Raken Technology Ltd. on October 7, 2008. The Controlling Company agreed to invest a total of USD10.41 million for a 51% equity interest in the joint venture, and as of the date of this report, the Controlling Company invested USD9.91 million. The joint venture’s board of directors consists of 4 directors and each party is entitled to nominate 2 directors.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Balance Sheets

(Unaudited)

December 31, 2007 and September 30, 2008

(In millions of Korean Won, and thousands of U.S. dollars, except for share data)	2007		2008		2008 (note 1(c))
Assets
Current assets:
Cash and cash equivalents	(Won)	1,196,423	(Won)	784,665	$650,473
Short-term financial instruments		785,000		3,000,000	2,486,944
Accounts receivable, net (note 3)
Trade, net		1,565,223		2,050,905	1,700,162
Due from affiliates		774,467		850,414	704,977
Others, net		97,098		23,150	19,191
Prepaid expenses		41,435		57,050	47,293
Prepaid value added tax		105,924		196,824	163,163
Deferred income tax assets (note 11)		335,347		351,317	291,235
Inventories (note 5)		823,924		1,512,175	1,253,565
Available-for-sale securities (notes 4 and 16)		63		74	61
Other current assets (note 16)		29,472		96,274	79,808

Total current assets		5,754,376		8,922,848	7,396,872

Long-term prepaid expenses		181,511		176,372	146,209
Property, plant and equipment, net (notes 8 and 18)		7,591,654		8,277,379	6,861,791
Intangible assets, net		77,487		179,625	148,906
Deferred income tax assets (note 11)		160,464		49,923	41,385
Available-for-sale securities (notes 4 and 16)		1		122,354	101,429
Equity method investments (note 6)		24,704		59,313	49,169
Other non-current assets (note 16)		54,503		111,850	92,723

Total non-current assets		8,090,324		8,976,816	7,441,612

Total assets	(Won)	13,844,700	(Won)	17,899,664	$14,838,484

Liabilities, Minority Interest and Stockholders’ Equity
Current liabilities:
Trade accounts payable
Trade	(Won)	714,814	(Won)	912,779	$756,677
Due to affiliates		279,887		355,530	294,728
Other accounts payable (note 18)
Others		458,764		920,987	763,481
Due to affiliates		156,140		586,171	485,925
Short-term borrowings (notes 9 and 15)		4,660		670,068	555,474
Accrued expenses		99,288		225,734	187,129
Income taxes payable		78,133		343,564	284,808
Current portion of long-term debt and debentures (notes 10 and 16)		409,236		586,559	486,246
Other current liabilities (note 16)		248,377		209,901	174,003

Total current liabilities		2,449,299		4,811,293	3,988,471

Long-term debt, net of current portion (notes 10, 15 and 16)		3,044,252		3,109,606	2,577,805
Long-term other accounts payable (notes 1 and 16)		31,046		51,634	42,804
Long-term accrued expenses		17,828		17,603	14,593
Long-term unearned income		—		82,989	68,796
Accrued severance benefits, net		53,496		99,825	82,753
Other non-current liabilities (note 16)		—		25,740	21,338

Total non-current liabilities		3,146,622		3,387,397	2,808,089

Total liabilities		5,595,921		8,198,690	6,796,560

Minority interest (note 1)		86		88	73

Stockholders’ equity (note 12)
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares; issued and outstanding 357,815,700 shares in 2007 and 2008		1,789,079		1,789,079	1,483,113
Capital surplus		2,249,637		2,253,444	1,868,062
Accumulated other comprehensive income		15,686		105,515	87,470
Retained earnings		4,194,291		5,552,848	4,603,206

Total stockholders’ equity		8,248,693		9,700,886	8,041,851

Commitments and contingencies (note 15)

Total liabilities, minority interest and stockholders’ equity	(Won)	13,844,700	(Won)	17,899,664	$14,838,484

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Statements of Income

(Unaudited)

Three-month and nine-month periods ended September 30, 2007 and 2008

	Three Months Ended September 30,				Nine Months Ended September 30,
(In millions of Korean Won, and thousands of U.S. dollars, except for earnings per share)	2007		2008		2007		2008		2008 (note 1(c))
Sales (note 17)
Related parties	(Won)	1,510,472	(Won)	346,966	(Won)	3,867,239	(Won)	3,776,341	$3,130,516
Others		2,442,593		3,514,064		6,162,863		8,331,646	6,906,777

		3,953,065		3,861,030		10,030,102		12,107,987	10,037,293

Cost of sales		3,053,320		3,372,008		8,845,458		9,410,005	7,800,717

Gross profit		899,745		489,022		1,184,644		2,697,982	2,236,576

Selling, general and administrative expenses		227,794		224,266		570,402		640,971	531,353

Operating income		671,951		264,756		614,242		2,057,011	1,705,223

Other income (expense)
Interest income		16,230		63,221		37,084		156,250	129,528
Interest expense		(45,020)		(37,664)		(142,382)		(110,669)	(91,743)
Foreign exchange gain (loss), net		4,319		(67,749)		27,594		(86,538)	(71,738)
Rental income		894		785		2,945		2,469	2,047
Others, net		2,307		6,167		15,637		14,743	12,222

Total other income (expense)		(21,270)		(35,240)		(59,122)		(23,745)	(19,684)

Income before income tax expense (benefit)		650,681		229,516		555,120		2,033,266	1,685,539
Income tax expense (benefit) (note 11)		148,972		21,168		(39,616)		406,345	336,852
Minority interest		—		1		—		2	2

Net income	(Won)	501,709	(Won)	208,347	(Won)	594,736	(Won)	1,626,919	$1,348,685

Earnings per share (note 14)
Basic earnings per share	(Won)	1,402	(Won)	582	(Won)	1,662	(Won)	4,547	$3.77

Diluted earnings per share	(Won)	1,370	(Won)	576	(Won)	1,648	(Won)	4,447	$3.69

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Statements of Stockholders’ Equity and Comprehensive Income

(Unaudited)

Nine-month periods ended September 30, 2007 and 2008

	Common Stock			Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
(in millions of Korean Won except for number of shares)	Shares	Amount		Additional Paid-In Capital		Unearned Compensation
Balance as of January 1, 2007	357,815,700	(Won)	1,789,079	(Won)	2,251,112	(Won)	(4,166)	(Won)	2,849,912	(Won)	(12,367)	(Won)	6,873,570

Stock compensation expense							1,952						1,952
Comprehensive income:
Net income									594,736				594,736
Cumulative translation adjustment											18,274		18,274
Net unrealized loss on derivative, net of tax											(8,029)		(8,029)

Total comprehensive income													604,981

Balance as of September 30, 2007	357,815,700	(Won)	1,789,079	(Won)	2,251,112	(Won)	(2,214)	(Won)	3,444,648	(Won)	(2,122)	(Won)	7,480,503

Balance as of January 1, 2008	357,815,700	(Won)	1,789,079	(Won)	2,251,112	(Won)	(1,475)	(Won)	4,194,291	(Won)	15,686	(Won)	8,248,693

Stock compensation expense							1,475						1,475
Payment of dividend									(268,362)				(268,362)
Change in conversion price of convertible bond					2,332								2,332
Comprehensive income:
Net income									1,626,919				1,626,919
Unrealized gain on available-for-sale securities											18,927		18,927
Cumulative translation adjustment											125,193		125,193
Net unrealized loss on derivative, net of tax											(54,291)		(54,291)

Total comprehensive income													1,716,748

Balance as of September 30, 2008	357,815,700	(Won)	1,789,079	(Won)	2,253,444	(Won)	—	(Won)	5,552,848	(Won)	105,515	(Won)	9,700,886

	Common Stock			Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
(in thousands of U.S. dollars) (Note 1 (c))	Shares	Amount		Additional Paid-In Capital		Unearned Compensation
Balance as of January 1, 2008	357,815,700		$1,483,113		$1,866,129		$(1,223)		$3,476,988		$13,003		$6,838,010

Stock compensation expense							1,223						1,223
Payment of dividend									(222,467)				(222,467)
Change in conversion price of convertible bond					1,933								1,933
Comprehensive income:
Net income									1,348,685				1,348,685
Unrealized gain on available-for-sale securities											15,690		15,690
Cumulative translation adjustment											103,783		103,783
Net unrealized loss on derivative, net of tax											(45,006)		(45,006)

Total comprehensive income													1,423,152

Balance as of September 30, 2008	357,815,700		$1,483,113		$1,868,062		$—		$4,603,206		$87,470		$8,041,851

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Interim Consolidated Statements of Cash Flows

(Unaudited)

Nine-month periods ended September 30, 2007 and 2008

(In millions of Korean Won, and thousands of U.S. dollars)	2007		2008		2008 (note 1(c))
Cash flows from operating activities:
Net income	(Won)	594,736	(Won)	1,626,919	$1,348,685
Adjustments for:
Depreciation		2,053,603		1,964,096	1,628,199
Amortization of intangible assets		6,676		12,885	10,681
Gain on disposal of property, plant and equipment, net		(664)		(327)	(271)
Impairment loss on property, plant, and equipment		28,681		83	69
Loss (gain) on foreign currency translation, net		(21,240)		201,023	166,644
Amortization of discount on debentures		37,349		22,380	18,553
Provision for warranty reserve		52,535		76,661	63,550
Provision for severance benefits		50,464		58,014	48,092
Deferred taxes		(40,972)		48,264	40,010
Minority interest		—		2	2
Others, net		22,443		(11,440)	(9,484)

Changes in operating assets and liabilities:
Increase in accounts receivable		(1,430,809)		(345,492)	(286,407)
Decrease (increase) in inventories		146,948		(688,250)	(570,546)
Decrease (increase) in other current assets		88,472		(81,575)	(67,624)
Increase in other non-current assets		(48,528)		(26,106)	(21,641)
Increase in trade accounts payable		205,324		216,140	179,176
Increase (decrease) in other accounts payable		(87,751)		47,744	39,579
Increase in accrued expenses		86,105		126,246	104,656
Increase (decrease) in other current liabilities		(63,350)		131,456	108,975
Decrease in other non-current liabilities		(18,153)		(1,447)	(1,200)

Net cash provided by operating activities		1,661,869		3,377,276	2,799,698

Cash flows from investing activities:
Acquisition of short-term financial instruments		—		(3,170,000)	(2,627,870)
Proceeds from disposal of short-term financial instruments		—		955,000	791,677
Acquisition of available-for-sale securities		—		(96,260)	(79,798)
Acquisition of property, plant and equipment		(1,311,029)		(1,622,707)	(1,345,193)
Proceeds from disposal of property, plant and equipment		2,325		2,864	2,374
Acquisition of intangible assets		(15,572)		(100,949)	(83,685)
Acquisition of equity method investments		—		(33,602)	(27,855)
Others, net		(7,179)		(5,375)	(4,456)

Net cash used in investing activities		(1,331,455)		(4,071,029)	(3,374,806)

Cash flows from financing activities:
Proceeds from short-term borrowings, net		(234,991)		665,408	551,611
Proceeds from issuance of long-term debts		875,109		23,637	19,594
Repayment of current portion of long-term debts and debentures		(266,973)		(123,102)	(102,049)
Early redemption of debentures		—		(78,308)	(64,916)
Increase in long-term other accounts payable		84		14,607	12,109
Payment of dividend		—		(268,362)	(222,467)

Net cash provided by financing activities		373,229		233,880	193,882

Effect of exchange rate changes on cash and cash equivalents		(1,586)		48,115	39,886

Net increase (decrease) in cash and cash equivalents		702,057		(411,758)	(341,340)
Cash and cash equivalents at beginning of period		954,362		1,196,423	991,813

Cash and cash equivalents at end of period	(Won)	1,656,419	(Won)	784,665	$650,473

See accompanying notes to interim consolidated financial statements.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

1.	Summary of Significant Accounting Policies

(a) Basis of Presentation

The unaudited interim consolidated financial statements of LG Display Co., Ltd. (formerly, LG.Philips LCD Co., Ltd.) (“LGD”) and its subsidiaries (collectively, the “Company”) have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements. The information furnished in these unaudited interim statements reflects all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the periods presented. These adjustments are of a normal recurring nature, unless otherwise disclosed. The results of operations in the interim statements do not necessarily indicate the results that may be expected for the full year. The accounting policies used in the preparation of the unaudited consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2007 except as discussed in note 2. The consolidated balance sheet as of December 31, 2007 is derived from the December 31, 2007 audited financial statements.

Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. zo.o. (formerly, LG.Philips LCD Poland Sp. zo.o.) in December 2007. With the acquisition of the 20% interest, Toshiba, LGD and LG Display Poland Sp. zo.o. entered into a derivative contract that is indexed to LG Display Poland Sp. zo.o.’s equity shares. According to the contract, LGD or LG Display Poland Sp. zo.o. has a call option to buy Toshiba’s 20% interest in LG Display Poland Sp. zo.o. and Toshiba has a put option to sell its 20% interest in LG Display Poland Sp. zo.o. to LGD or LG Display Poland Sp. zo.o. under the same terms, that is, the price of the call option is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put options are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiry date in whole or in part. In accordance with EITF 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, LG Display Poland Sp. Zo.o is consolidated as a wholly owned subsidiary and Toshiba’s 20% interest in LG Display Poland Sp. zo.o. is accounted for as a financing by the Company and recorded as long-term other accounts payable in the amount of (Won)36,868 million as of September 30, 2008.

Skyworth TV Holdings Limited (“Skyworth”) acquired 16% of LG Display Guangzhou Co., Ltd. (formerly, LG.Philips LCD Guangzhou Co., Ltd.) in June 2008. With the acquisition of the 16% interest, Skyworth and LGD entered into a derivative contract that is indexed to LG Display Guangzhou Co., Ltd.’s equity shares. According to the contract, LGD has a call option to buy Skyworth’s 16% interest in LG Display Guangzhou Co., Ltd. and Skyworth has a put option to sell its 16% interest in LG Display Guangzhou Co., Ltd. to LGD under the same terms, that is, the price of the call option is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put options are exercisable after five years from the date of

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

acquisition with no stated expiry date in whole or in part. In accordance with EITF 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, LG Display Guangzhou Co., Ltd. is consolidated as a wholly owned subsidiary and Skyworth’s 16% interest in LG Display Guangzhou Co., Ltd. is accounted for as a financing by the Company and recorded as long-term other accounts payable in the amount of (Won)13,345 million as of September 30, 2008.

(b) Use of Estimates

The preparation of the interim consolidated financial statements, in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

(c) United States Dollar Amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. These translations should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in U.S. dollars at this or any other rate. The U.S. dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,206.3 to USD 1, the U.S. Federal Reserve Bank of New York noon buying exchange rate in effect on September 30, 2008. The U.S. dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

(d) Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Business Combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in business combinations should recognize and measure identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently in the process of evaluating the impact, if any, of adopting this standard.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements –An amendment of ARB No. 51. SFAS No. 160 requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity. It also requires companies to clearly identify and present on the face of the consolidated statements of income, the amount of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS No. 160 will result in the

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

reclassification of minority interests from long-term liabilities to stockholders’ equity. The balance at September 30, 2008 was (Won)88 million. The Company does not believe the adoption of SFAS No. 160 will have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures include, for example:

•	a tabular summary of the fair value of derivative instruments and their gains and losses;

•	disclosure of derivative features that are credit-risk-related to provide more information regarding an entity’s liquidity; and

•	cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments.

SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of evaluating the impact, if any, of adopting this standard.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, Determination of the Useful Life of Intangible Assets. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. This FSP requires the following additional disclosures to be applied prospectively to all intangible assets.

•	The entity’s accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset.

•	In the period of acquisition or renewal, the weighted-average period prior to the next renewal or extension (both explicit and implicit), by major intangible asset class.

•

For an entity that capitalizes renewal or extension costs, the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset for each period for which a statement of financial position is presented, by major intangible asset class.

•

If the effect of a change in either an intangible asset’s useful life or the expected likelihood of its renewal or extension would be material to the financial statements, the criteria in AICPA Statement of Position (SOP) 94-6, Disclosure of Certain Significant Risks and Uncertainties, shall be considered met. Accordingly, an entity is required to provide disclosures about an estimate.

This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently in the process of evaluating the impact, if any, of adopting this FSP.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

2.	Accounting Changes

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurement, and SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115.

The adoption of SFAS No. 157 and SFAS No. 159 did not have any effect on the Company’s consolidated financial statements at the date of adoption. For additional information, see Note 16 “Fair Value of Assets and Liabilities”.

3.	Accounts Receivable

The Company’s accounts receivable, including trade accounts and notes receivable as of December 31, 2007 and September 30, 2008 are as follows:

(in millions of Korean Won)	2007		2008
Trade	(Won)	1,574,240	2,052,177
Due from affiliates		774,467	850,414
Others		98,341	23,404

		2,447,048	2,925,995
Allowance for doubtful accounts		(10,260)	(1,526)

	(Won)	2,436,788	2,924,469

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

4.	Available-for-sale Securities

Available-for-sale securities as of December 31, 2007 and September 30, 2008 are as follows:

(in millions of Korean Won)	Acquisition Cost		Fair value	Carrying amount
				2007	2008
Debt securities:
HannStar Display Corporation(*)	(Won)	96,249	122,354	—	122,354
Government bonds		74	74	63	74
Equity securities:
Others		—		1	—

	(Won)	96,323	122,428	64	122,428

(*)	The Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock. The preferred stocks are convertible into common stocks of HannStar Display Corporation at a ratio of 1:1 at the option of the Company from issue date (February 28, 2008) to maturity (February 28, 2011). The Company has a put option for total or partial cash redemption of convertible preferred stocks during the period between 18 months from issuance to 91 days prior to maturity and the issuer has a call option to repay, in cash, total preferred stocks during the period between 2 years from issuance to 90 days prior to maturity. The abovementioned convertible preferred stocks have been privately issued under Taiwanese laws, which restricts the sale of the preferred stocks and the stocks acquired through conversion are not to be traded in the Taiwanese stock exchange until the original maturity of the preferred stocks.

5.	Inventories

Inventories as of December 31, 2007 and September 30, 2008 are as follows:

(in millions of Korean Won)	2007		2008
Finished goods	(Won)	453,034	830,135
Merchandise		—	4,466
Work-in-process		208,668	455,226
Raw materials		108,048	163,029
Supplies		54,174	59,319

	(Won)	823,924	1,512,175

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

6.	Investment in Equity Securities

In May and June, 2008, the Company acquired 1,008,875 common shares (13.0%) and 2,037,204 common shares (19.9%) of TLI Inc. and AVACO Co., Ltd. at (Won)14,074 million and (Won)6,173 million, respectively. Although the Company’s share interests in these investees are below 20%, the Company is able to exercise significant influence through its right to assign a director in the board of directors of the investees and, accordingly, the investments in these investees have been accounted for using the equity method.

In addition, the Company entered into a joint venture agreement with Skyworth-RGB Electronics Co., Limited. to strengthen its strategic alliance with the Skyworth-RGB Electronics Co., Limited. and for development of products to enhance competitiveness in the Chinese market and accordingly, Guangzhou New Vision Technology Research and Development Limited was set up for the research and development of LCD module design and LCD TV set design. Each party acquired a 50% equity interest in the joint venture and, in July 2008, the Company invested (Won)3,655 million.

In July, 2008, the Company acquired 6,850,000 common shares (36.68%) of New Optics Ltd. at (Won)9,700 million.

7.	Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the nine-month periods ended September 30, 2007 and 2008, 203 and 127 foreign currency forward contracts were designated as cash flow hedges, respectively. During the nine-month periods ended September 30, 2007 and 2008, these cash flow hedges were fully effective and changes in the fair value of the derivatives of (Won)7,472 million and (Won)(81,103) million, respectively, were recorded in other comprehensive income. The deferred loss of (Won)58,800 million, net of tax, for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

Derivatives for trading

For the nine-month periods ended September 30, 2007 and 2008, the Company recorded realized net exchange loss of (Won)10,856 million and (Won)151,845 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the nine-month periods ended September 30, 2007 and 2008, the Company recorded net unrealized gain of (Won)10,818 million and (Won)5,101 million, respectively, relating to these derivative contracts designated for trading.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

8.	Property, Plant and Equipment

Property, plant and equipment as of December 31, 2007 and September 30, 2008 are as follows:

(in millions of Korean Won)	2007		2008
Land	(Won)	342,253	413,057
Buildings		2,615,087	2,793,195
Machinery and equipment		14,842,378	15,295,336
Tools, furniture, fixtures and vehicles		708,741	753,812
Machinery-in-transit		19,422	637,605
Construction-in-progress		753,249	2,056,892

		19,281,130	21,949,897
Accumulated depreciation		(11,689,476)	(13,672,518)

	(Won)	7,591,654	8,277,379

9.	Short-Term Borrowings

Short-term borrowings as of December 31, 2007 and September 30, 2008 are as follows:

(in millions of Korean Won)	2007		2008
Export bill discount, principally from banks :
with interest rates of LIBOR + 0.60 ~ 1.50%	(Won)	—	662,745
Loans, principally from banks:
with interest rates of TIBOR + 0.39 ~ 0.40%		4,660	7,323

	(Won)	4,660	670,068

10.	Long-Term Debt

Long-term debt as of December 31, 2007 and September 30, 2008 are as follows:

(in millions of Korean Won)	2007		2008
Won denominated debt :
Unsecured loans, representing obligations principally to banks:
Due 2008 to 2009 with interest rates of 5.88% to 6.08% per annum	(Won)	49,117	9,850
Due 2010 with interest rate of Korea Development Bank + 0.77% per annum		60,000	45,000

Unsecured loans, representing obligation principally to banks:
Due 2009 to 2015 with interest rate of 3 year Korean Treasury Bond -1.25% per annum		18,982	18,982
Unsecured bonds with interest rates ranging from 3.50 % to 5.89%:
Due 2008 to 2011, net of unamortized discount		1,772,215	1,696,177

		1,900,314	1,770,009

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

(in millions of Korean Won)	2007		2008
U.S. dollar denominated debt :
Unsecured loans, representing obligations principally to banks:
Due 2008 to 2010 with interest rate of 6M LIBOR+0.50% per annum	(Won)	127,279	128,159
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2011 with interest rate of 6M LIBOR+0.68% per annum		9,383	29,693
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate of 6M LIBOR+1.20% per annum		11,258	7,126
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rates from 3M LIBOR+0.99% to 1.35% per annum		28,146	8,908
Unsecured loans, representing obligations principally to banks:
Due 2011 with interest rate of 3M LIBOR+0.47% per annum		187,640	237,540
Unsecured loans, representing obligations principally to banks:
Due 2011 with interest rate of 6M LIBOR+0.41% per annum		187,640	237,540
Unsecured loans, representing obligations principally to banks:
Due 2011 with interest rate of 3M LIBOR+0.35% per annum		93,820	118,770
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2013 with interest rate of 6M LIBOR+0.69% per annum		46,910	59,385
Unsecured loans, representing obligations principally to banks:
Due 2012 with interest rate of 3M LIBOR+0.66% per annum		131,348	166,278
Unsecured loans, representing obligations principally to banks:
Due 2012 with interest rate of 3M LIBOR+0.53% per annum		93,820	118,770
Zero Coupon Convertible Bond due 2012 (put year : 2010)		527,361	682,201

		1,444,605	1,794,370

Euro denominated debt :
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2013 with interest rate 3M EURIBOR+0.60% per annum		95,726	119,803

Chinese Renminbi denominated debt :
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate of 90% of the Basic Rate published by the People’s Bank of China		12,843	—
Unsecured loans, representing obligations principally to banks:
Due 2010 to 2011 with interest rate of 95% of the Basic Rate published by the People’s Bank of China		—	11,983

		12,843	11,983

Less : Current portion		(409,236)	(586,559)

	(Won)	3,044,252	3,109,606

Based on the terms and conditions of the convertible bond due 2012, the conversion price was changed from (Won)49,070 to (Won)48,760 per share due to payment of cash dividends of (Won)750 per share for the year ended December 31, 2007.

The number of common shares to be issued if the outstanding convertible bonds are fully converted is 10,530,762 shares as of September 30, 2008.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

11.	Income Taxes

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS Statement 109 (“FIN 48”) on January 1, 2007. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The adoption of FIN 48 did not have any impact on the Company’s consolidated financial statements. The Company does not have any unrecognized tax positions as of September 30, 2008 and there has been no change since adoption.

The Company’s primary tax jurisdictions are Korea, China, Japan, Germany, Poland and the United States with open tax years of 5 years, 6 years, 1 year, 1 year, 3 years and 9 years, respectively. The Company has not made any provision for the disputed tax liabilities under SFAS No. 109 or FIN 48.

Management’s policy is to recognize accrued interest on the underpayment of income taxes as a component of interest expense and penalties associated with tax liabilities as a component of income tax expense. However, there was no such interest or penalties incurred during the nine-month period ended September, 30, 2008.

The valuation allowance for deferred tax assets as of January 1, 2007 was (Won)159,527 million, but there was no valuation allowance as of January 1, 2008. The net change in the total valuation allowance was a decrease of (Won)159,527 million during the nine-month period ended September 30, 2007, but there was no change in the valuation allowance during the nine-month period ended September 30, 2008. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

12.	Stockholders’ Equity

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to the Korean Securities and Exchange Act. Employees purchased the shares through the ESOA with loans provided by the Company at the initial public offering price ((Won)34,500) and held under each individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is accounted for as a restricted stock award which vests over four years. Unearned compensation, shown as a deduction of capital surplus, will be amortized over the 4-year vesting period. During the nine-month periods ended September 30, 2007 and 2008, the Company recorded compensation expense of (Won)1,952 million and (Won)1,475 million, respectively.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

13.	Stock Option Plan

Effective January 1, 2005, the Company adopted the provisions of SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) establishes accounting for share-based awards exchanged for employee services. SFAS No. 123(R) requires that an award that is classified as a liability to be initially measured at its grant date fair value and remeasured at fair value at the end of each reporting period until the award is settled or expired. The measurement is based on the current stock price and other relevant factors. The difference between the fair value amounts is recognized as compensation expense during the requisite service period, based on the percentage of the requisite service that the employee has rendered as of that date. In accordance with SFAS No. 123(R), compensation expense is remeasured at each reporting date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for selected management employees. Under the terms of this plan, the management employees, upon exercise, receive cash equal to the amount that the market price of the Company’s common stock exceeds the strike price (W44,050) of the SARs. The vesting period is two years starting from the grant date, and exercise period is April 8, 2008 through April 7, 2012.

The following table shows total share-based compensation expense included in the consolidated statement of income for the three-month and nine-month periods ended September 30, 2007 and 2008:

(in millions of Korean Won)	Three Months Ended September 30,			Nine Months Ended September 30,
	2007		2008	2007	2008
Cost of goods sold	(Won)	169	—	663	—
Selling general and administrative expense		380	(453)	2,625	(5,508)

	(Won)	549	(453)	3,288	(5,508)

There were no capitalized share-based compensation costs for the nine-month periods ended September 30, 2007 and 2008.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

The following tables summarize option activity under the SARs for the nine-month period ended September 30, 2008:

	Weighted-average exercise price (in Korean Won)		Number of shares under option	Weighted-average remaining contractual life (in years)
Balance at December 31, 2007	(Won)	44,050	220,000	4.3
Options granted		—	—
Options exercised		—	—
Options cancelled		—	(110,000)

Balance at September 30, 2008	(Won)	44,050	110,000	3.5

Exercisable at September 30, 2008	(Won)	—	110,000

If the increase rate of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted SARs are exercisable. The actual increase rate of the Company’s share price for the three-year period ending April 7, 2008, was less than that of the KOSPI. As a result, as of September 30, 2008, only 110,000 SARs are exercisable.

In connection with the adoption of SFAS No. 123(R), the Company assessed its valuation technique and related assumptions. The Company estimates the fair value of SARs using a Black-Scholes valuation model, consistent with the provisions of SFAS No. 123(R) and Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 107. Key input assumptions used to estimate the fair value of SARs include the grant price of the award, the expected option term, volatility of the Company’s stock, the risk-free rate and the Company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by selected management employees who receive SARs, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company under SFAS No. 123(R).

The fair value of SARs as of September 30, 2007 and 2008, was estimated using a Black-Scholes valuation model with the following assumptions:

	2007		2008
Volatility		47.46%		33.15%
Risk-free interest rate (Korean government bond)		5.52%		5.65%
Dividend yield		0%		0%
Weighted-average fair value per SAR granted	(Won)	21,264	(Won)	1,822

Volatility is measured using historical weekly price changes of the Company’s stock over the respective term of the SARs.

The number of years that the Company estimates the SARs will be outstanding prior to settlement as of September 30, 2008, is 1.5 years.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

14.	Earnings Per Share

(a)	Basic earnings per share for the three-month and nine-month periods ended September 30, 2007 and 2008 were as follows:

(in millions of Korean Won, except for share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2007		2008	2007	2008
Net income	(Won)	501,709	208,347	594,736	1,626,919
Weighted-average number of common shares outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings per share	(Won)	1,402	582	1,662	4,547

(b)	Diluted earnings per share for the three month and nine-month periods ended September 30, 2007 and 2008 were as follows:

(in millions of Korean Won, except for share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2007		2008	2007	2008
Net income (1)	(Won)	504,851	212,334	600,499	1,637,974
Weighted-average number of common shares outstanding and common shares equivalent (2)		368,548,272	368,346,462	364,446,905	368,346,462

Diluted earnings per share	(Won)	1,370	576	1,648	4,447

(1)	Adjustments to net income:

(in millions of Korean Won)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2007		2008	2007	2008
Net income	(Won)	501,709	208,347	594,736	1,626,919
Interest expense of convertible bonds, net of tax		3,142	3,987	5,763	11,055

Adjusted income	(Won)	504,851	212,334	600,499	1,637,974

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

(2)	Weighted-average number of common shares outstanding:

(in shares)	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2008	2007	2008
Weighted-average number of common shares	357,815,700	357,815,700	357,815,700	357,815,700
Effect of conversion of convertible bonds	10,732,572	10,530,762	6,631,205	10,530,762

Weighted average number of common shares and common shares equivalent at September 30, 2007 and 2008	368,548,272	368,346,462	364,446,905	368,346,462

15.	Commitments and Contingencies

(a)	Commitments

Overdraft agreements and credit facility agreement

As of September 30, 2008, the Company has bank overdraft agreements with Woori Bank and various other banks amounting to W59,000 million in aggregate and has a revolving credit facility agreement with Shinhan Bank and several other banks totaling W100,000 million and USD100 million. There is no outstanding balance as of September 30, 2008.

LG Display America, Inc. and other subsidiaries have entered into short-term facility agreements of up to USD57 million, EUR3.6 million, and JPY5,200 million with Comerica Bank and other various banks. As of September 30, 2008, JPY640 million of short-term borrowing is outstanding in relation to the abovementioned agreements.

Factoring and securitization of accounts receivable

As of September 30, 2008, the Company has agreements with Korea Exchange Bank and several other banks for U.S. dollar denominated accounts receivable negotiating facilities with recourse of up to an aggregate of USD1,646.5 million. Certain trade accounts and notes receivable due from the subsidiaries to LGD arising from export sales were sold to banks under the agreements above. Of the total trade accounts receivable sold under the programs, W662,745 million are outstanding and current as of September 30, 2008. The transferred accounts receivable was recorded as short-term borrowings.

In October 2006, LG Display America, Inc. (formerly, LG.Philips LCD America, Inc.), LG Display Germany GmbH (formerly, LG.Philips LCD Germany GmbH), LG Display Shanghai Co., Ltd. (formerly, LG.Philips LCD Shanghai Co., Ltd.) and LG Display Hong Kong Co., Ltd. (formerly, LG.Philips LCD Hong Kong Co., Ltd.), entered into a five-year accounts receivable selling program with Standard Chartered Bank, selling accounts receivable on a revolving basis, of up to USD600 million. LGD joined this program in April 2007. For the nine-month period ended September 30, 2008, no accounts and notes receivable were sold that are past due.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

Letters of credit

As of September 30, 2008, LGD has agreements with Korea Exchange Bank and several other banks in relation to the opening of letters of credit amounting to W20,000 million and USD35.5 million. There is no outstanding balance as of September 30, 2008.

Payment guarantees

LGD receives repayment guarantees from ABN AMRO Bank amounting to USD8.5 million relating to value added tax payments in Poland. As of September 30, 2008, LGD entered into a payment guarantee agreement with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo.o. As of September 30, 2008, EUR70 million of long-term debt is outstanding in relation to the abovementioned agreement.

LG Display Japan Co., Ltd. and LG Display Taiwan Co., Ltd. are provided with repayment guarantees from Bank of Tokyo-Mitsubishi UFJ and ABN AMRO Bank amounting to JPY1,300 million and USD4 million, respectively, relating to their local tax payments.

License agreements

As of September 30, 2008, in relation to its Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) business, LGD has technical license agreements with Hitachi, Ltd. and others, and has a trademark license agreement with LG Corporation. On June 30, 2008, the license agreement with Koninklijke Philips Electronics N.V. was terminated.

(b)	Contingencies

As of September 30, 2008, LGD is involved in several legal proceedings and claims arising in the ordinary course of business. The Company’s management does not expect that the outcome in these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

Patent Infringement lawsuit against Chi Mei Optoelectronics Corp. and others

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp. and AU Optronics Corp., alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin, but the case was transferred to the United States District Court for the District of Delaware due to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Corp. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas, but, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Company’s motion to transfer.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

Intervention in Positive Technologies, Inc’s patent infringement lawsuit

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc. for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

Anvik Corporation’s lawsuit of infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

AtratechJapan Corporation’s lawsuit of infringement of patent

On July 31, 2008, AtratechJapan Corporation filed a patent infringement case related to back light unit in the United States District court of the Eastern District of Texas against LG Display America, Inc., along with other LCD companies.

Investigation on anti-competitive activities by authorities in Korea, Japan and U.S.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, U.S. and other markets with respect to possible anti-competitive activities in the LCD industry. As of September 30, 2008, the Company, along with a number of other companies in the LCD industry, has been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels. In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry. The Company and the officers and directors intend to defend themselves vigorously in this matter.

While the Company intends to defend each of the abovementioned suits vigorously, it is too early in the proceedings to evaluate the probability of a favorable or unfavorable outcome of the actions, or to estimate the potential loss, if any.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

Investment agreement with Polish Government

The Company acquired land at EUR1 and received cash grants which are intended to be used for the construction of a plant according to an investment agreement with the Polish Government. The land was recognized at the fair value at acquisition date, amounting to PLN57,413 thousand ((Won)28,830 million) and the corresponding amount was recorded as long-term unearned income. The cash grants amounting to PLN43,221 thousand ((Won)21,703 million) were also recorded as long-term unearned income due to the repayment contingency to be determined in 2012 based on the level of employment and investment.

16.	Fair Value of Assets and Liabilities

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Available-for-sale securities, derivatives and long-term debt including the current portion are recorded at fair value on a recurring basis.

Effective January 1, 2008, upon adoption of SFAS No. 159, the Company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. However, as of September 30, 2008, the Company did not elect to measure any eligible assets or liabilities at fair value in accordance with the Standard.

SFAS No. 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. Additionally, SFAS No. 157 amended SFAS No. 107, Disclosure about Fair Value of Financial Instruments (“SFAS No. 107”), and as such, the Company follows SFAS No. 157 in determination of SFAS No. 107 fair value disclosure amounts. The disclosures required under SFAS No. 157 and SFAS No. 107 has been included in this note. However, as of September 30, 2008, the Company has deferred the application of SFAS No. 157 for its nonfinancial assets and liabilities.

Fair Value Hierarchy

Under SFAS No. 157, the Company groups its assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

Determination of Fair Value

Under SFAS No. 157, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in SFAS No. 157.

Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon the Company’s own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value (SFAS No. 107 disclosures).

Assets

Available-for-sale securities

Available-for-sale securities are recorded at fair value on a recurring basis. Fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating and other factors such as credit loss assumptions.

Derivatives

The Company measures fair value of derivatives using internally developed models that use primarily market observable inputs, such as yield curves and option volatilities, and, accordingly, classifies derivatives as Level 2. Examples of Level 2 derivatives are basic interest rate swaps and forward contracts.

Liabilities

Long-term debt and payables

Long-term debt is carried at amortized cost. However, the Company is required to estimate the fair value of long-term debt and payables under SFAS No. 107. Generally, the discounted cash flow method is used to estimate the fair value of the Company’s long-term debt and payables. Contractual cash flows are discounted using rates currently traded for the bonds with similar remaining maturities and, as such, these discount rates include the Company’s current spread levels.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of September 30, 2008.

(in millions of Korean Won)	Total		Level 1	Level 2	Level 3
Available-for-sale securities	(Won)	122,428	—	122,428	—
Derivatives, net		(88,431)	—	(88,431)	—

Fair Value of Financial Instruments

The table below is a summary of fair value estimates as of December 31, 2007 and September 30, 2008, for financial instruments, as defined by SFAS No. 107, excluding short-term financial assets and liabilities, for which carrying amounts approximate fair value, and excluding financial instruments recorded at fair value on a recurring basis. The carrying amounts in the following table are recorded in the consolidated balance sheet under the indicated captions.

(in millions of Korean Won)	2007			2008
	Carrying amount		Estimated fair value	Carrying amount	Estimated fair value
Long-term debt including the current portion	(Won)	3,453,488	3,234,667	3,696,165	3,298,257
Long-term other accounts payable	(Won)	31,046	31,046	51,634	50,045

In accordance with SFAS No. 107, the Company has not included assets and liabilities that are not financial instruments in this disclosure.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

17.	Segment Information

The Company has one reportable business segment, the manufacture and sale of TFT-LCDs and other flat panel displays. The following is a summary of operations by region based on the location of the customer, where the Company’s products are shipped to, for the three-month and nine-month periods ended September 30, 2007 and 2008.

By Geography

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions of Korean Won)	2007		2008	2007	2008
Revenue from external customers:
Republic of Korea	(Won)	262,097	242,943	708,588	824,828
China		2,105,957	2,078,718	5,208,683	6,597,193
Asia other than Korea and China		337,166	301,240	1,040,866	1,197,601
America		431,988	579,591	1,062,945	1,557,860
Europe		739,854	625,663	1,793,305	1,806,253
Others		76,003	32,875	215,715	124,252

Total	(Won)	3,953,065	3,861,030	10,030,102	12,107,987

During the nine-month periods ended September 30, 2007 and 2008, the Company’s revenue from its three largest customers, LG Electronics, Philips Electronics and Hewlett-Packard accounted for 42.0% and 42.9% of total revenue, respectively. Sales to LG Electronics constituted 19.3% and 20.8% of total revenue, for the nine-month periods ended September 30, 2007 and 2008, respectively. Sales to Philips Electronics constituted 13.5% and 11.9% of total revenue for the nine-month periods ended September 30, 2007 and 2008, respectively. Sales to Hewlett-Packard constituted 9.2% and 10.2% of total revenue for the nine-month periods ended September 30, 2007 and 2008, respectively.

The Company purchases a number of components from various sources. In some cases, alternative sources of supply are not available. In other cases, the Company may establish a working relationship with a single source, even when multiple suppliers are available, if the Company believes it is advantageous to do so due to performance, quality, support, delivery, capacity or price considerations. If the supply of a critical material or component were delayed or curtailed, the Company’s ability to ship the related product in desired quantities and in a timely manner could be adversely affected. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could adversely affect operating results.

LG DISPLAY CO., LTD. (Formerly, LG.Philips LCD Co., Ltd.) AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Unaudited)

September 30, 2007 and 2008

The following is a summary of revenue by product for the three-month and nine-month periods ended September 30, 2007 and 2008:

By Product

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions of Korean Won)	2007		2008	2007	2008
Panels for:
TFT-LCD televisions	(Won)	1,895,859	1,972,438	4,696,355	5,558,307
Desktop monitors		994,064	895,438	2,651,597	3,093,126
Notebook computers		870,742	843,099	2,185,677	2,917,776
Others		192,400	150,055	496,473	538,778

Total	(Won)	3,953,065	3,861,030	10,030,102	12,107,987

18.	Supplemental Cash Flows Information

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2007 and 2008 are as follows:

(in millions of Korean Won)	2007		2008
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	(Won)	(631,215)	802,187

Interest payments for the nine-month periods ended September 30, 2007 and 2008 were (Won)129,166 million and (Won)114,226 million, respectively. Income taxes paid for the nine-month periods ended September 30, 2007 and 2008 were (Won)15,692 million and (Won)45,875 million, respectively.

19.	Subsequent Events

On August 29, 2008, the Company and Taiwan’s AmTRAN Technology Co., Ltd. entered into an agreement to set up a joint venture in China to produce LCD Module and TV sets and established Suzhou Raken Technology Ltd. on October 7, 2008. The Company agreed to invest a total of USD10.41 million for a 51% equity interest in the joint venture, and as of the date of this report, the Company invested USD9.91 million. The joint venture’s board of directors consists of 4 directors and each party is entitled to nominate 2 directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: November 11, 2008	By:	/s/ Dong Joo Kim
(Signature)
	Name:	Dong Joo Kim
	Title:	Vice President/ Finance & Risk Management Department